Suppl. 83-2


ADB


13002905


SEC MAIL PROCESSING
RECEIVED
SEP 1 6 2013
WASH, D.C.
193
SECTION

Management's Discussion and Analysis and Condensed Quarterly Financial Statements

30 June 2013
(Unaudited)

Asian Development Bank

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

I. OVERVIEW

The Asian Development Bank (ADB) is an international development financial institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources.

ADB accounts for financial resources through ordinary capital resources (OCR) and Special Funds. Under the Charter, OCR and Special Funds resources must all times be held and used entirely separately from each other. ADB administers various trust funds as well, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

II. ORDINARY CAPITAL RESOURCES

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

A. Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. Although most of ADB's derivatives are highly effective in hedging the underlying transactions, ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under US GAAP does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. ADB also elects to fair value financial instruments selectively and opts to fair value borrowings with associated swaps to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Management reporting. Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2012. ADB undertakes no obligation to update any forward-looking statements made in such documents.

income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

Operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value of swapped borrowings and derivatives. Since ADB does not actively trade these financial instruments, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under the statutory reporting basis will eventually converge with the net realized income and expenses ADB recognizes over the life of the transaction.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 June 2013 can be found in the Appendix.

B. Selected Financial Data

Table 1 presents selected financial data on two bases: the statutory reporting basis and the management reporting basis. Ratios under the statutory and the management reporting bases, except the statutory reporting basis return on equity and return on earning assets, were all lower compared with the same period last year. The rates of return on equity and earning assets under the statutory reporting basis were higher for the six months ended 30 June 2013, compared to the same period last year, mainly from the favorable change in fair value of some derivatives and associated borrowings. The lower rates of return on loans, borrowings, and investments were generally in line with the market trend compared with 2012 (see Table 2). A discussion on revenue and expenses is in the Overall Financial Results section.

Table 1: Selected Financial Data
($ million)

Item	30 June 2013	30 June 2012	31 December 2012
Operational Highlights			
Loan and Guarantees Approved[a]	1,098	1,734	10,005 [b]
Loan Disbursements	2,062	2,248	6,764
Loan Principal Repayments[c]	2,556	1,500	3,258
Statutory Reporting Basis			
Net Income (Loss)	328	(11)	142
Return on Equity (%)	3.29	(1.03)	0.87
Return on Earning Assets (%)	0.60	0.20	0.19
Return on Loans (%)	1.37	1.51	1.56
Return on Investments (%)	1.44	1.65	1.69
Cost of Borrowings (%)	0.66	1.18	0.91
Management Reporting Basis			
Operating Income	292	289	465
Return on Equity (%)	2.50	2.65	2.72
Return on Earning Assets[d] (%)	0.54	0.59	0.61
Return on Loans (%)	1.30	1.52	1.51
Return on Investments (%)	1.38	1.61	1.58
Cost of Borrowings (%)	0.70	0.88	0.84

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.
[a] Net of adjustments and terminations prior to signing.
[b] Includes guarantees approved under supply chain finance program.
[c] Includes prepayments.
[d] Represents operating income over average earning assets.

Table 2: Selected US Dollar Interest Rates
(%)

Item	30 June 2013	30 June 2012	31 December 2012
6-Month US Dollar LIBOR	0.41	0.73	0.51
3-Year US Dollar Swap Rate	0.82	0.62	0.50

LIBOR = London interbank offered rate, US = United States.
Source: Bloomberg Finance L.P.

C. Overall Financial Results

Net income (loss). Table 3 presents the overall financial results for the six months ended 30 June 2013. OCR reported a net income of $ 328 million compared with a net loss of $11 million for the same period in 2012. The increase was mainly due to change in the fair value of ADB's derivatives and associated borrowings.

Table 3: Overall Financial Results for the Six Months Ended 30 June
($ million)

Item	2013	2012	Change
Income from loans	**343**	**379**	**(36)**
Interest income	337	381	(44)
Provision of loan losses	0	(3)	3
Others	6	1	5
Income from investments	**182**	**210**	**(28)**
Interest income	176	197	(21)
Realized gain	6	13	(7)
Income from equity investments	**154**	**104**	**50**
Profit on sale	110	86	24
Realized gain on proportionate share of income from EI accounted under the equity method	36	17	19
Others	8	1	7
Other income—net	**19**	**13**	**6**
Borrowings and related expenses	**(210)**	**(253)**	**43**
Interest and other charges	(216)	(267)	51
Realized gain	6	14	(8)
Administrative expenses—OCR	**(196)**	**(164)**	**(32)**
Operating income	**292**	**289**	**3**
Net unrealized gains (losses)	**72**	**(317)**	**389**
Net unrealized (losses) gains on proportionate share of income from EI accounted under the equity method	**(36)**	**17**	**(53)**
Net income (loss)	**328**	**(11)**	**339**

( ) = negative, EI = equity investments, OCR = ordinary capital resources.
Note: 0 = amount less than $0.5 million.

Operating income. Operating income for the six months ended 30 June 2013 was relatively stable at $292 million compared with $289 million for the same period in 2012. Significant variances in income and expense items were as follows:

- a $50 million increase in income from equity investments primarily because of (i) a $24 million increase in profit on the divestment of shares and (ii) a $19 million increase in ADB's share of reported income of investee companies accounted for under the equity method;
- lower loan income, investment income and cost of borrowings, respectively, mainly attributed to lower short term US Dollar interest rates; and
- a $32 million increase in administrative expenses.

Net unrealized gains for the six months ended 30 June 2013 were $72 million (net unrealized losses of $317 million – 2012). These primarily consisted of fair value adjustments on the swapped borrowings and derivatives used for hedging borrowings, investments, and loans. The change in fair value resulted in a net unrealized gains of $20 million (unrealized loss of $324 million – 2012) for borrowings and related swaps and $46 million ($7 million – 2012) for loan and investment-related swaps, reflecting the movements in ADB's credit spreads and interest rates during the period. The large unrealized losses in 2012 were mainly due to the movements in ADB's credit spreads.

Review of lending activities. During the period, 14 OCR loans totaling $1 billion were approved compared with 12 approvals totaling $2 billion for the same period last year. Of the total, sovereign approvals amounted to $596 million ($1,076 million – 2012) and nonsovereign approvals amounted to $502 million ($383 million – 2012).

Total disbursements for the period amounted to $2 billion ($2 billion – 2012). Of the loan disbursements for the period, 85.5% was for sovereign loans and 14.5% for nonsovereign loans (89.1% and 10.9% – 2012).

Regular repayments for the period totaled $2,193 million ($1,474 million – 2012), while prepayments totaled $364 million received from one sovereign and five nonsovereign borrowers ($26 million – 2012).

As of 30 June 2013, one nonsovereign loan was in arrears and in non-accrual status (one – 31 December 2012). The principal outstanding balance which was overdue as of 30 June 2013 amounted to $16 million ($18 million – 31 December 2012).

Loan exposure. As of 30 June 2013, OCR's outstanding loan balance was $52 billion ($53 billion – 31 December 2012), after net unamortized loan origination costs and allowance for loan losses, of which $49 billion was for sovereign loans and $3 billion was for nonsovereign loans.

Loan charges on sovereign loans. For sovereign loans negotiated on or after 1 July 2011, ADB charges an effective contractual spread of 0.40% over the base lending rate.

Maturity premium. In December 2011, the Board approved the introduction of maturity premiums for all LIBOR-based loans and local currency loans for which formal loan negotiations were completed on or after 1 April 2012:

i. 10 basis points per annum on loans with an average loan maturity of greater than 13 years and up to 16 years, and
ii. 20 basis points per annum on loans with an average maturity of greater than 16 years and up to 19 years.

ADB also introduced a limit on the average maturity for new loans to not exceed 19 years. As of 30 June 2013, 34 project loans and 1 results-based loan totaling $5 billion were subject to maturity premium since the introduction of maturity premium.

Results-based lending. In February 2013, the Board approved piloting results-based lending (RBL). This is a new modality to support government-owned sector programs and disburse ADB financing based on program results. Loan terms under RBL will be the same as those for investment projects. As of 30 June 2013, one OCR loan amounting to $100 million was approved under RBL.

Loan charges on nonsovereign loans. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan. The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees typically range from 1% to 1.5% depending on the transaction. ADB applies a commitment fee typically in the range of 0.50% to 0.75% per year on the undisbursed commitment.

Local currency loans are priced based on relevant local funding benchmarks or ADB's funding costs and a market-based spread.

Investments. The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements amounted to $27 billion as of 30 June 2013 ($24 billion – 31 December 2012). The annualized rate of return on the total OCR investments portfolio excluding unrealized gains and losses on investments was 1.44% for the six months ended 30 June 2013 (1.65% – 2012).

Borrowings. OCR borrowings after swaps amounted to $62 billion as of 30 June 2013 ($61 billion – 31 December 2012). The average cost of borrowings net of swaps for the six months ended 30 June 2013 was 0.66% (1.18% – 2012). ADB recorded $7 billion in new borrowings for the six months ended 30 June 2013 ($11 billion – 2012).

D. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB would be default of a large part of its loan and guarantee portfolio. Thus, ADB's risk bearing capacity or capital adequacy is designed to ensure that its equity capital is sufficient to absorb both the expected and unexpected losses due to such credit risk. Under the capital adequacy framework, ADB will assess its capital adequacy at least annually with the stress test designed to ensure that ADB will have sufficient capital to absorb the income loss due to non-accrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 30 June 2013, the stress test results indicated that ADB had an adequate equity capital position in relation to the credit risk in its loan and guarantee portfolio. Aside from the income-based stress testing of the equity-to-loan ratio (ELR), ADB also measures its exposures to credit risk in terms of expected losses and accordingly provides the required loan loss provision and loan loss reserves. ADB's internal credit risk model provides an estimate of the expected loss and the volume of loans experiencing a non-accrual shock, the latter being a key input in the income-based stress testing of the ELR.

E. Capital and Resources

The total authorized capital of ADB is 10,638,933 shares valued at $160 billion as of 30 June 2013. Subscribed capital as of 30 June 2013 was 10,602,835 shares valued at $159 billion which consisted of $8 billion paid-in ($6 billion of which was paid as of 30 June 2013) and $151 billion callable. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

In May 2013, the Board of Governors approved the allocation of 2012 net income of $124 million, after appropriation of guarantee fees to special reserve, as follows: (i) $322 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted under equity method, be added from Cumulative Revaluation Adjustment account; (ii) $67 million be transferred to Loan Loss Reserve; (iii) $211 million to Ordinary Reserve; (iv) $120 million to ADF; (v) $30 million to Technical Assistance Special Fund (TASF); (vi) $9 million to Climate Change Fund (CCF); (vii) $6 million to Regional Cooperation and Integration Fund (RCIF); and $3 million to Financial Sector Development Partnership Special Fund (FSDPSF). The Board of Governors also approved in May 2013 the transfer of $67 million from Surplus to Ordinary Reserve.

ADB's lending limitation policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, excluding the special reserve. In addition, ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus).

As of 30 June 2013, ADB's lending headroom was $117 billion ($121 billion – 31 December 2012). The $4 billion decrease resulted mainly from a change in the special drawing right (SDR) values of the subscribed capital.

As of 30 June 2013, ADB's borrowing headroom was $50 billion ($53 billion – 31 December 2012). The $3 billion decrease resulted from a $2 billion change in the SDR values of the callable capital of nonborrowing members and a $1 billion increase in total borrowings after swaps.

III. SPECIAL FUNDS

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute (ADBI); the Pakistan Earthquake Fund (PEF); the Regional Cooperation and Integration Fund (RCIF); the Climate Change Fund (CCF); the Asia Pacific Disaster Response Fund (APDRF); and the Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Fund are prepared in accordance with US GAAP, except those for the ADF, which are special purpose financial statements (see Note B of the ADF Financial Statements).

A. Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 June 2013, the governments of 33 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the

needs of Asia and the Pacific. ADF also provides financing in the form of grants for projects and programs of high developmental priority.

In July 2012, the Board of Governors adopted the resolution providing for the tenth replenishment of the ADF (ADF XI) and the fifth regularized replenishment of the TASF. The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for 4 years from January 2013, and for a replenishment of the TASF in conjunction with the ADF replenishment to finance TA operations under the TASF. The total replenishment size of SDR7,949 million ($12,429 million at Resolution No. 357 exchange rates) consisted of SDR7,711 million for ADF XI and SDR238 million for the TASF. About 37.7% of the replenishment will be financed from new donor contributions totaling SDR2,993 million ($4,680 million equivalent). The replenishment became effective on 4 June 2013. As of 30 June 2013, ADB has received instruments of contributions from 19 donors with a total amount equivalent to SDR2,251 million.

Heavily Indebted Poor Countries Initiative. In response to ADF donors' request, the ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in the Heavily Indebted Poor Countries (HIPC) Initiative and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was estimated at $82 million in 2008.

Launched in 1996 by the International Development Association (IDA) and the International Monetary Fund (IMF), the HIPC Initiative provides partial debt relief to poor countries with levels of external debt that severely burden export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. IDA and IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC Initiative and were potentially eligible for HIPC debt relief. Of these, only Afghanistan became eligible and reached the decision point under the HIPC initiative on 9 July 2007. The decision point is where a HIPC country, having met certain conditions, becomes eligible to receive interim debt relief on a provisional basis following the Board of Directors' approval to provide debt relief under the HIPC Initiative. Debt relief has been delivered by partial reduction of debt service payments as they come due.

On 26 January 2010, the executive boards of IDA and IMF agreed that Afghanistan had reached the completion point under the HIPC initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106 million. As of 30 June 2013, ADF had delivered $7 million under this arrangement, bringing the balance to $99 million which will be provided through a reduction of Afghanistan's debt service from July 2013 to February 2028.

Contributed resources. ADF XI became effective on 4 June 2013. As of 30 June 2013, $2,831 million has been committed and made effective, of which $186 million has been received and made available for operational commitments.

During the period, $291 million in contributions ($186 million – ADF XI and $105 million – ADF X) and $8 million of amortized discounts due to accelerated rates encashments for ADF IX, X and XI have been received and made available for operational commitments. In May 2013, the Board of Governors approved the transfer of $120 million to the ADF as part of OCR's 2012 net income allocation.

Total resources committed, inclusive of discounts on contributions due to accelerated note encashments for ADF IX, ADF X and ADF XI, amounted to $36,244 million as of 30 June 2013 ($36,035 million – 31 December 2012), of which $33,222 million ($35,538 million – 31 December 2012) was made available for operational commitments. The contributions not yet available comprise: (i) unpaid qualified contributions; (ii) unpaid contributions from donors who exercised pro-rata rights based on qualified contributions; and (iii) unamortized discounts on accelerated note encashments (ANE).

The remaining unpaid contributions including amounts allocated to TASF under ADF VIII, ADF IX, and ADF X as of 30 June 2013 totaled $102 million, $84 million, and $234 million, respectively. The balance of commitment authority available for operations at 30 June 2013 increased to $2,080 million ($849 million – 31 December 2012).

Review of lending activities. During the period, 13 ADF loans totaling $1,038 million were approved compared with 16 approvals totaling $470 million for the same period last year. Disbursements for the period totaled $1,141 million, an increase of 127.3% from $502 million for the same period in 2012. The increase was mainly due to a $512 million disbursement to one borrower.

Loans. As of 30 June 2013, ADF's outstanding loan exposure was $28 billion, net of allowance for HIPC debt relief of $76 million.

Results-based lending. As of 30 June 2013, one ADF loan amounting to $100 million was also approved under RBL. The loan will be used to support the education sector development program of one sovereign borrower.

Loan term. All project and policy-based loans approved prior to 1 January 2013 carry interest charges of 1.0% during grace period and 1.5% during amortization period. Policy-based loans have a fixed term of 24 years including a grace period of 8 years and project loans have a fixed term of 32 years including a grace period of 8 years.

In June 2012, the Board approved the hardening of lending terms to blend countries for which formal loan negotiations have been completed on or after 1 January 2013 to have interest rate of 2.0% throughout the loan tenor. In addition, project and policy loans to blend countries will have a fixed term of 25 years maturity including a grace period of 5 years. The loan term for ADF-only countries remained the same.

Emergency assistance loans carry an interest of 1.0% over the life of the loan.

Framework for grants and hard-term facility. The ADF grant framework limited grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility has a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate is reset every January and applied to all hard-term loans approved in that year and will be fixed for the life of those loans.

For hard-term ADF loans approved in 2013, the interest rate was set at (i) 1.0% during grace period and 1.5% thereafter (1.0% and 1.5% respectively – 2012) for ADF-only countries; and (ii) 2.0% fixed for the life of the loans for blend countries.

During the six months ended 30 June 2013, one loan was approved under this facility for ADF only country (one – 2012).

Grants. Grants are recognized in the financial statements upon effectivity, i.e., when the agreements are signed and all conditions are satisfied. During the period, net grants expensed amounted to $414 million, consisting of 10 grants that became effective totaling $454 million and $40 million write-back of undisbursed commitments for savings on financially closed and/or cancelled projects (eight grants totaling $193 million and $31 million write-back undisbursed commitments of partially cancelled projects – 2012).

Investments. The investment portfolio, including securities purchased under resale arrangements and accrued interest, amounted to $7 billion as of 30 June 2013 ($7 billion – 31 December 2012). About 27.6% of the portfolio was placed in bank deposits and 72.4% was invested in fixed income securities. The annualized rate of return on the total investment portfolio, excluding unrealized gains and losses, was 0.99% for the six months ended 30 June 2013 (1.36% – 2012).

B. Technical Assistance Special Fund

The TASF was established to provide technical assistance on a grant basis to developing member countries of the Asian Development Bank, and regional technical assistance (TA).

In July 2012, as part of the ADF XI replenishment, the donors agreed to contribute 3% of the total replenishment size as the fifth replenishment of the TASF. The replenishment covers 2013–2016.

Contributed resources. As of 30 June 2013, 19 donors committed a total of $285.4 million to TASF, as part of the ADF XI and the fifth regularized replenishment of TASF. Of the total commitment, $16.3 million has been received.

As part of the ADF X and fourth regularized replenishment of TASF, of the total commitment of $332.2 million, $308.9 million has been received as of 30 June 2013.

During the period, India made direct voluntary contributions amounting to Rs10.0 million ($0.2 million equivalent) and allocation of $30 million from OCR's 2012 net income was made. As of 30 June 2013, total TASF resources amounted to $2,209.3 million, of which $1,858.5 million was committed, leaving an uncommitted balance of $350.8 million ($141.2 million – 31 December 2012).

Operations. During the period, TA expensed net of write-back amounted to $50.2 million ($37.0 million – 2012), consisting of 70 TAs and 10 supplementary approvals that became effective totaling $56.7 million, and a $6.5 million write-back of undisbursed commitments for completed and cancelled TA projects (57 TAs and 15 supplementary approvals totaling $45 million and $8 million write-back – 2012). Undisbursed commitments net of advances for technical assistance decreased to $320.7 million as of 30 June 2013 ($321.0 million as of 31 December 2012).

Investments. As of 30 June 2013, the total investment portfolio including securities purchased under resale arrangements, amounted to $393.8 million, compared with $416.7 million as of year-end of 2012. Total revenue from investments for the six months ended 30 June 2013 decreased slightly to $1.3 million from $1.5 million for the same period in 2012 due to a decrease in average yield.

C. Japan Special Fund

The JSF was established in 1988 to help developing member countries of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

Contributed resources. As of 30 June 2013, Japan's cumulative contribution to the fund amounted to $973.7 million (¥112.9 billion), $911.4 million of which had been committed, leaving an uncommitted balance of $62.4 million ($61.3 million – 31 December 2012).

Operations. During the period, TA written back totaled $1.1 million ($1.6 million – 2012) for financially completed and cancelled projects. No new TA was approved or made effective during the six months ended 30 June 2013 and 2012. The undisbursed commitments net of advances for TA decreased to $17.6 million as of 30 June 2013 ($21.0 million – 31 December 2012).

Investments. As of 30 June 2013, the total investment portfolio amounted to $77.8 million ($81.9 million – 31 December 2012). Total revenue from investments for the six months ended 30 June 2013 was $0.1 million ($0.1 million – 2012).

Asian Currency Crisis Support Facility. The ACCSF was established in March 1999 for a three-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $36.8 million as of 30 June 2013 have been retained in the ACCSF.

D. ADB Institute

The ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in developing member countries.

The costs for operating the Institute are met from ADBI, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 June 2013, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs was $8.1 million.

Contributions committed during the six months ended 30 June 2013 totaled $6.8 million which was received on 8 July 2013.

E. Pakistan Earthquake Fund

The PEF was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on 8 October 2005. The dedicated fund is to deliver grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities. The PEF was terminated on 30 June 2011, but actions necessary to wind up its activities are continuing.

Contributed resources. As of 30 June 2013, total resources of the fund amounted to $147.0 million, $128.7 million of which has been committed, leaving an uncommitted balance of $18.3 million ($4.4 million – 31 December 2012).

Operations. No new TA or grants were approved, made effective or completed/cancelled during the six months ended 30 June 2013 and 2012. There were no undisbursed commitments net of grant advances ($14.0 million – 31 December 2012).

Investments. As of 30 June 2013, the total investment portfolio amounted to $16.4 million ($17.7 million – 31 December 2012). Total revenue from investments for the six months ended 30 June 2013 increased to $0.2 million, compared with $0.1 million during the same period in 2012 due to the increase in average volume of investments.

F. Regional Cooperation and Integration Fund

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed resources. In May 2013, ADB contributed $6 million to the fund as part of the 2012 OCR net income allocation. As of 30 June 2013, total resources of the fund amounted to $59.1 million, $52.3 million of which has been committed, leaving an uncommitted balance of $6.8 million ($1.7 million – 31 December 2012).

Operations. During the period, TA expensed net of write-back totaled $0.6 million ($1.3 million – 2012) consisting of two TA projects totaling $0.8 million that became effective and a $0.2 million write-back for financially completed and/or cancelled projects (one TA project amounting to $1.5 million and $0.2 million write-back – 2012). The balance of undisbursed commitments net of grant advances as of 30 June 2013 amounted to $13.5 million ($16.2 million – 31 December 2012).

Investments. As of 30 June 2013, the total investment portfolio amounted to $18.6 million ($17.6 million – 31 December 2012). Total revenue from investments for the six months ended 30 June 2013 was $0.01 million ($0.02 million – 2012).

G. Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors.

Contributed resources. In May 2013, ADB contributed $9 million to the fund as part of the 2012 OCR net income allocation. As of 30 June 2013, total resources of the fund amounted to $60.2 million, $43.5 million of which has been committed, leaving an uncommitted balance of $16.7 million ($7.9 million – 31 December 2012).

Operations. During the period, there was a net write-back of $0.1 million (TA expensed net of write-back of $3.3 million – 2012) consisting of one TA project amounting to $0.1 million that became effective and $0.2 million write-back for financially completed and/or cancelled projects (three TA projects and one grant totaling $3.4 million and $0.1 million write-back – 2012). The balance of undisbursed commitments net of grant and/or TA advances as of 30 June 2013 amounted to $23.6 million ($25.0 million – 31 December 2012).

Investments. As of 30 June 2013, the total investment portfolio of the CCF amounted to $38.7 million ($32.7 million – 31 December 2012). Total revenue from investments for the six months ended 30 June 2013 and 2012 was $0.03 million.

H. Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to DMCs affected by a natural disaster.

Contributed resources. As of 30 June 2013, total resources of the fund amounted to $40.2 million, $29.3 million of which has been committed, leaving an uncommitted balance of $10.9 million ($10.3 million – 31 December 2012).

Operations. During the period, there was a net write-back of $0.8 million (TA expensed of $2.0 million – 2012) comprised of two grants totaling $0.6 million that became effective (two grants totaling $2.0 million – 2012) and $1.4 million write-back for financially completed and/or cancelled projects. As of 30 June 2013, the balance of undisbursed commitments net of grant advances was $0.02 million ($0.02 million – 31 December 2012).

Investments. As of 30 June 2013, the total investment portfolio of the APDRF amounted to $8.0 million ($7.2 million – 31 December 2012). Total revenue from investments for the six months ended 30 June 2013 and 2012 was $0.01 million.

I. Financial Sector Development Partnership Special Fund

The FSDPSF was approved by the Board of Directors and established on 31 January 2013 to strengthen the regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. In May 2013, the Board of Governors approved the initial contribution of $2.7 million as part of OCR's 2012 net income allocation.

Operations. No technical assistance/grants were approved during the period.

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS
As of 30 June 2013 and 31 December 2012
($ million)

Item	30 June 2013			31 December 2012
	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	260		260	263
Investments	26,080		26,080	23,778
Securities transferred under repurchase agreement	1,250		1,250	348
Securities purchased under resale arrangement	364		364	334
Loans outstanding	51,856		51,856	52,813
Allowance for loan losses and unamortized net loan origination costs	27		27	24
Equity investments	820	(50)	770	864
Acrrued interest receivable				
Investments	94		94	108
Loans	165		165	202
Receivable from swaps				
Borrowings	25,389	(972)	24,417	27,698
Others	11,149	(54)	11,095	9,062
Other assets	1,278	828	2,106	3,306
TOTAL	**118,732**	**(248)**	**118,484**	**118,800**
Borrowings	62,806	(838)	61,968	63,022
Payable for swaps				
Borrowings	24,677	(61)	24,616	25,268
Others	10,552	(108)	10,444	8,769
Payable for swap related collateral	790		790	2,155
Payable under securities repurchase agreement	1,273		1,273	350
Accounts payable and other liabilities	2,406		2,406	2,067
Total Liabilities	**102,504**	**(1,007)**	**101,497**	**101,631**
Paid-in capital	5,530	828	6,358	6,010
Net notional maintenance of value receivable	(1,156)		(1,156)	(888)
Ordinary reserve	11,186	3	11,189	10,886
Special reserve	273		273	264
Loan loss reserve	261		261	194
Surplus	1,065		1,065	1,132
Cumulative revaluation adjustments account	(38)	38	–	–
Net income[b]	319	(36)	283	446
Accumulated other comprehensive loss	(1,212)	(74)	(1,286)	(875)
Total Equity	**16,228**	**759**	**16,987**	**17,169**
TOTAL	**118,732**	**(248)**	**118,484**	**118,800**

– = nil, ( ) = negative.

[a] Includes reversal of ASC 815 and 825 effects, ADB's share in unrealized gains or losses from equity investments accounted under the equity method, and nonnegotiable, noninterest bearing demand obligations on account of subscribed capital.

[b] Net income after appropriation of guarantee fees to Special Reserve.

Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 June 2013 and 31 December 2012
Expressed in Millions of United States Dollars

ASSETS

	30 June (Unaudited)		31 December	
DUE FROM BANKS		$ 260		$ 263
INVESTMENTS (Notes C and N)		26,080		23,778
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes D and N)		1,250		348
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes D and N)		364		334
LOANS OUTSTANDING (Notes E and N) (Includes net unamortized loan origination costs of $70 – 30 June 2013, $66 – 31 December 2012; net of allowance for loan losses of $43 – 30 June 2013, $42 – 31 December 2012)		51,883		52,837
EQUITY INVESTMENTS (Notes G and N)		820		949
ACCRUED INTEREST RECEIVABLE		259		310
RECEIVABLE FROM SWAPS (Notes H and N)				
Borrowings	$ 25,389		$ 29,405	
Others	11,149	36,538	9,110	38,515
OTHER ASSETS				
Property, furniture, and equipment	160		160	
Investment related receivables	91		8	
Swap related collateral (Note N)	790		2,155	
Miscellaneous (Note I)	237	1,278	192	2,515
TOTAL		**$ 118,732**		**$ 119,849**

The accompanying notes are an integral part of these condensed financial statements (OCR-5).

LIABILITIES, CAPITAL, AND RESERVES

	30 June (Unaudited)		31 December	
BORROWINGS (Notes H, J, and N)				
At amortized cost	$ 4,065		$ 5,781	
At fair value	58,741	$ 62,806	58,999	$ 64,780
PAYABLE FOR SWAPS (Notes H, J, and N)				
Borrowings	24,677		25,159	
Others	10,552	35,229	8,918	34,077
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Note D)		1,273		350
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	283		11	
Payable for swap related collateral (Note N)	790		2,155	
Accrued pension and postretirement medical benefit costs	1,902		1,876	
Miscellaneous (Note I)	221	3,196	180	4,222
Total Liabilities		102,504		103,429
CAPITAL AND RESERVES (OCR-3)				
Capital Stock (Note K)				
Authorized (SDR106,389 – 30 June 2013 and 31 December 2012)				
Subscribed (SDR106,028 – 30 June 2013 and 31 December 2012)		159,462		163,129
Less—"callable" shares subscribed		151,466		154,951
"Paid-in" shares subscribed		7,996		8,178
Less—subscription installments not due		1,552		2,082
Subscription installments matured		6,444		6,096
Less—Capital transferred to the Asian Development Fund and discount		86		86
		6,358		6,010
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital		(828)		(791)
		5,530		5,219
Net notional amounts required to maintain value of currency holdings		(1,156)		(888)
Ordinary reserve (Note K)		11,186		10,889
Special reserve (Note K)		273		264
Loan loss reserve (Note K)		261		194
Surplus (Note K)		1,065		1,132
Cumulative revaluation adjustments account (Note K)		(38)		284
Net income after appropriation				
For the calendar year 2012 (Note K)		–		124
For the six months ended 30 June 2013 (OCR-2)		319		–
Accumulated other comprehensive loss (Note L)		(1,212)		(798)
Total Capital and Reserves		16,228		16,420
TOTAL		**$ 118,732**		**$ 119,849**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Six Months Ended 30 June 2013 and 2012
Expressed in Millions of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
REVENUE (Note M)		
From loans (Note E)	$ 343	$ 382
From investments (Note C)	176	197
From guarantees	9	9
From equity investments	10	35
From other sources—net (Note M)	14	7
TOTAL REVENUE	552	630
EXPENSES (Note M)		
Borrowings and related expenses	216	267
Administrative expenses (Notes L and M) (Includes amount reclassifed from other comprehensive income on pension/postretirement net actuarial losses of $51 – 2013, $31 – 2012)	196	164
Provision for loan losses (Note E)	0	3
Other expenses (Note M)	4	4
TOTAL EXPENSES	416	438
NET REALIZED GAINS		
From investments (Notes C, L, and M) (Includes amount reclassified from other comprehensive income on unrealized holding gains of $6 – 2013, $13 – 2012)	6	13
From equity investments (Notes L and M) (Includes amount reclassified from other comprehensive income on unrealized holding gains of $106 – 2013, $88 – 2012)	108	86
From borrowings (Note M)	6	15
NET REALIZED GAINS	120	114
NET UNREALIZED GAINS (LOSSES) (Notes J and M)	72	(317)
NET INCOME (LOSS)	**$ 328**	**$ (11)**

0 = less than $0.5 million.

The accompanying notes are an integral part of these condensed financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE LOSS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Millions of United States Dollars

	2013 (Unaudited)		2012 (Unaudited)	
NET INCOME (LOSS) (OCR-2)	$	328	$	(11)
Other comprehensive loss (Note L)		(414)		(52)
COMPREHENSIVE LOSS	**$**	**(86)**	**$**	**(63)**

CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Six Months Ended 30 June 2013 and 2012
Expressed in Millions of United States Dollars

	2013 (Unaudited)				2012 (Unaudited)			
Balance, 1 January			$	16,420			$	16,534
Comprehensive loss for the period:								
Net income (loss) for the period (OCR-2)	$	328			$	(11)		
Other comprehensive loss (Note L)		(414)		(86)		(52)		(63)
Subscriptions received				383				323
Demand obligations on account of subscriptions received				(37)				(74)
Change in SDR values				(34)				23
Change in ordinary reserve				18				12
Notional MOV				(268)				(111)
Allocation to ADF				(120)				(120)
Allocation to TASF				(30)				(40)
Allocation to CCF				(9)				–
Allocation to RCIF				(6)				–
Allocation to FSDPSF				(3)				–
Balance, 30 June			**$**	**16,228**			**$**	**16,484**

The accompanying notes are an integral part of these condensed financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Millions of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 349	$ 328
Interest on investments received	188	207
Interest and other financial expenses paid	(269)	(188)
Administrative expenses paid	(154)	(141)
Others—net	26	31
Net Cash Provided By Operating Activities	140	237
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	638	563
Maturities of investments	80,420	80,818
Purchases of investments	(83,286)	(86,174)
Receipts from securities purchased under resale arrangements	40,248	58,336
Payments for securities purchased under resale arrangements	(40,294)	(58,272)
Principal collected on loans	2,556	1,500
Loans disbursed	(2,037)	(2,219)
Receipts from swaps	641	258
Property, furniture, and equipment acquired	(11)	(10)
Change in swap related collateral	(1,368)	11
Purchases of equity investments	(51)	(25)
Sales of equity investments	206	169
Net Cash Used in Investing Activities	(2,338)	(5,045)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	7,484	10,544
Borrowings redeemed	(6,103)	(5,897)
Capital subscriptions collected	259	204
Issuance expenses paid	(8)	(17)
Demand obligations of members encashed	33	26
Receipts from swaps	695	181
Resources transferred to ADF	(120)	(120)
Resources transferred to TASF	(30)	(40)
Resources transferred to CCF	(9)	–
Resources transferred to RCIF	(6)	–
Resources transferred to FSDPSF	(3)	–
Net Cash Provided by Financing Activities	2,192	4,881
Effect of Exchange Rate Changes on Due from Banks	3	(2)
Net (Decrease) Increase in Due from Banks	(3)	71
Due from Banks at Beginning of Period	263	188
Due from Banks at End of Period	$ 260	$ 259

The accompanying notes are an integral part of these condensed financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2013 and 2012
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2012 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2013 and 2012 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in United States dollars.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. ADB records the derivative instruments in the Balance Sheet as either assets or liabilities measured at fair value, consistent with the legal rights and way the instruments are settled. Interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA) are recorded on a net basis, while all other swaps, including cross currency swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of a principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities,"* to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Subsequently, FASB issued ASU 2013-01 in January 2013 to clarify the scope of ASU 2011-11. The update is applicable for ADB's derivative instruments and securities transferred under repurchase agreements which are subject to an enforceable master netting agreement. As it is ADB's practice not to offset its recognized receivable from and payable for swaps for multiple transactions with the same counterparty under the master netting agreement, the amounts reported on the balance sheet for receivable from and payable for swaps and securities transferred under repurchase agreements and related payable under securities repurchase agreements represent their gross amounts and the ASU had no impact on OCR's financial statements.

In February 2013, the FASB issued ASU 2013-02, *"Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,"* to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments are effective from quarter ended 31 March 2013 for ADB. See OCR-3 and Note L for the required disclosures.

In February 2013, the FASB issued ASU 2013-04, *"Liabilities (Topic 405) – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date,"* to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this Update is fixed at the reporting date. The amendments are effective from Q1 2014 financial statements and the ASU had no impact on OCR's financial statements.

In March 2013, the FASB issued ASU 2013-05, *"Foreign Currency Matters (Topic 830) – Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,"* to provide guidance on whether to release cumulative translation adjustments on certain derecognition events. An entity is required to apply the amendments prospectively beginning on or after 1 January 2014, and interim periods within those annual periods. ADB is currently assessing the impact of this update on OCR's financial statements.

continued

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and negotiable certificates of deposit held as of 30 June 2013 and 31 December 2012 are considered Available for Sale and are reported at fair value (FV). Unrealized gains and losses are reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive income. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. Realized gains or losses for futures are reported in income based on daily settlement of the net cash margin.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. Securities transferred under securities lending arrangements included in Investments as of 30 June 2013 and 31 December 2012 was follows:

($ million)

	30 June 2013	31 December 2012
Government or government - guaranteed obligations	$ 19	$ 92

The estimated fair value of investments by contractual maturity as of 30 June 2013 and 31 December 2012 was as follows:

($ million)

	30 June 2013	31 December 2012
Due in one year or less	$ 13,452	$ 10,044
Due after one year through five years	11,451	12,269
Due after five years through ten years	1,065	1,352
Due after ten years through fifteen years	112	113
Total	$ 26,080	$ 23,778

continued

The table below lists investments that sustained unrealized losses as of 30 June 2013. There were four government or government-guaranteed obligations (six – 31 December 2012) and no debt security (one – 31 December 2012) that sustained losses for over one year representing 1.71% (2.59% – 31 December 2012) of the total investments. Comparative details as of 30 June 2013 and 31 December 2012 are as follows:

($ million)

As of 30 June 2013	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government - guaranteed obligations	$ 10,228	$ 42	$ 445	$ 2	$ 10,673	$ 44
Corporate bonds	262	5	–	–	262	5
Others	–	–	–	–	–	–
Total	$ 10,490	$ 47	$ 445	$ 2	$ 10,935	$ 49

As of 31 December 2012	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government - guaranteed obligations	$ 6,081	$ 2	$ 610	$ 5	$ 6,691	$ 7
Corporate bonds	50	0	–	–	50	0
Others	–	–	5	0	5	0
Total	$ 6,131	$ 2	$ 615	$ 5	$ 6,746	$ 7

0 = less than $0.5 million.

Fair Value Disclosure

The fair value of investments as of 30 June 2013 and 31 December 2012 was as follows:

($ million)

	30 June 2013	Fair Value Measurements		
		Level 1	Level 2	Level 3
Assets				
Investments				
Government or government-guaranteed obligations	$ 22,091	$ 19,609	$ 2,382	$ 100
Time deposits and other obligations of banks	3,353	–	3,353	–
Corporate obligations	636	618	14	4
Others	0	–	–	0
Securities transferred under repurchase agreement	1,250	1,250	–	–
Securities purchased under resale arrangement	364	–	364	–
Total assets at fair value	$ 27,694	$ 21,477	$ 6,113	$ 104

0 = less than $0.5 million.

continued

	31 December 2012	Fair Value Measurements Level 1	Level 2	Level 3
Assets				
Investments				
Government or government-guaranteed obligations	$ 21,697	$ 18,896	$ 2,700	$ 101
Time deposits and other obligations of banks	1,311	–	1,311	–
Corporate obligations	765	611	150	4
Others	5	5	–	0
Securities transferred under repurchase agreement	348	348	–	–
Securities purchased under resale arrangement	334	–	334	–
Total assets at fair value	**$ 24,460**	**$ 19,860**	**$ 4,495**	**$ 105**

0 = less than $0.5 million.

If available, active market quotes are used to assign fair values to investment securities. These include most government/government-backed obligations, corporate obligations, and other debt securities. For investments where active market quotes are not available, investments are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow models using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads. Time deposits are reported at cost, which approximates fair value.

OCR's investments in liquid assets are governed by the Investment Authority approved by the Board of Directors. The asset and liability management committee and risk committee are involved in overseeing the activities and performance of the investment portfolio. ADB maintains documented processes and internal controls to value the investment securities. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

Investments categorized as Level 3 include securities with fair values derived using a discounted cash flow model with significant unobservable inputs, or provided by independent pricing providers. The significant unobservable inputs include option adjusted spread, which is derived from a similar security issued by the same issuer. The option adjusted spread is used to adjust the discount rates, and significant increase (decrease) in the spread will generally decrease (increase) the fair value of the security. The following table provides quantitative information about the significant unobservable inputs used as of 30 June 2013 and 31 December 2012.

30 June 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Investments			
Government or government-guaranteed obligations and other debt securities	Discounted cash flows	Option adjusted spread	0.01% to 0.06% (0.03%)
31 December 2012			
Investments			
Government or government-guaranteed obligations and other debt securities	Discounted cash flows	Option adjusted spread	0.07% to 0.09% (0.08%)

continued

The table below provides the details of transfers between Levels 1 and 2 for the six months ended 30 June 2013 and for the year ended 31 December 2012:

($ million)

	30 June 2013		31 December 2012	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 47	$ (47)	$ 101	$ (101)
Transfers (out of) into	(46)	46	(27)	27
Corporate obligations				
Transfers into (out of)	13	(13)	20	(20)
Transfers (out of) into	(5)	5	(14)	14
	$ 9	$ (9)	$ 80	$ (80)

The inter-level transfers are attributed to the availability of market quotes.

The following tables present the changes in the carrying amounts of ADB's Level 3 investments for the six months ended 30 June 2013 and for the year ended 31 December 2012:

($ million)

	Investments	
	Government or gov't.-guaranteed obligations	Corporate obligations
Balance, 1 January 2013	$ 101	$ 4
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	–	–
Included in other comprehensive income (Note L)	–	0
Currency translation adjustment	–	–
Unrealized investment holding gains	(1)	(0)
Purchases	–	–
Sales/Maturities	–	–
Settlement and others	–	–
Transfers into Level 3	–	–
Transfers out of Level 3	–	–
Balance, 30 June 2013	$ 100	$ 4
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ (1)	$ (0)

[a] Included in income from Investments (OCR-2).
[b] Included in unrealized investment holding gains for the period (Note L).
0 = less than $0.5 million.

continued

	Investments	
	Government or gov't.-guaranteed obligations	Corporate obligations
Balance, 1 January 2012	$ 203	$ 5
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	–	0
Included in other comprehensive income (Note L)		
Currency translation adjustment	0	–
Unrealized investment holding gains	(0)	0
Purchases	–	4
Sales/Maturities	(8)	(5)
Settlement and others	–	–
Transfers into Level 3	–	–
Transfers out of Level 3	(94)	–
Balance, 31 December 2012	$ 101	$ 4
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ (0)	$ 0

[a] Included in income from Investments (OCR-2).
[b] Included in unrealized investment holding gains for the period (Note L).
0 = less than $0.5 million.

There were no transfers in and out of Level 3 for the six months ended 30 June 2013. Transfers in and out of Level 3 for the year ended 31 December 2012 were attributed to the availability of the observable inputs. Investment securities classified under Level 3 consist of government or government-guaranteed obligations with a credit quality rating equivalent to Standard and Poor's AAA and corporate obligations with a credit quality rating equivalent to Standard and Poor's AA+.

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received is recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

continued

NOTE E—LOANS

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans, and reports the loans at their carrying book values.

As of 30 June 2013 and 31 December 2012, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

($ million)

Borrower/Guarantor	30 June 2013	31 December 2012
People's Republic of China	$ 13,323	$ 13,133
India	11,682	11,492
Indonesia	8,804	9,556
Pakistan	5,022	5,246
Philippines	4,596	5,260
Vietnam	1,762	1,640
Others (individually less than 5% of total loans)	6,667	6,486
Total loans	51,856	52,813
Allowance for loan losses	(43)	(42)
Net unamortized loan origination costs	70	66
Net loans outstanding	$ 51,883	$ 52,837

Loans outstanding as of 30 June 2013 include nonsovereign loans amounting to $2,845 million ($2,900 million – 31 December 2012).

The undisbursed balance of approved and not yet effective loans as of 30 June 2013 was $28,617 million ($30,500 million – 31 December 2012). This included an undisbursed balance of approved nonsovereign loans amounting to $2,837 million ($2,991 million – 31 December 2012). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $461 million ($635 million – 31 December 2012).

Waiver on Loan Charges

For eligible sovereign loans negotiated before 1 October 2007, ADB continued to provide a waiver of a portion of interest on loans and commitment charges on undisbursed balances. The reduction in net income from the waivers on loan charges for the six months ended 30 June 2013 and 2012 is summarized below:

($ million)

	30 June 2013	30 June 2012
Interest waiver	$ 30	$ 32
Commitment charge waiver	1	1
Total	$ 31	$ 33

continued

Overdue amounts

One nonsovereign loan was in non-accrual status as of 30 June 2013 (one – 31 December 2012) with principal amount outstanding and overdue of $16 million ($18 million – 31 December 2012). An analysis of the age of the recorded loans outstanding that are past due as of 30 June 2013 and 31 December 2012 is as follows:

($ million)

	Overdue Loan Service Payments				
	1-90 Days	> 90 Days	Total	Current	Total Loans
30 June 2013					
Sovereign loans	$ 0	$ –	$ 0	$ 48,944	$ 48,944
Nonsovereign loans	0	16	16	2,896	2,912
Total	$ 0	$ 16	$ 16	$ 51,840	51,856
Allowance for loan losses					(43)
Unamortized direct loan origination fees—net					70
Loans Outstanding					**$ 51,883**

0 = less than $0.5 million.

	Overdue Loan Service Payments				
	1-90 Days	> 90 Days	Total	Current	Total Loans
31 December 2012					
Sovereign loans	$ –	$ –	$ –	$ 49,845	$ 49,845
Nonsovereign loans	–	19	19	$ 2,949	$ 2,968
Total	$ –	$ 19	$ 19	$ 52,794	52,813
Allowance for loan losses					(42)
Unamortized direct loan origination fees—net					66
Loans Outstanding					**$ 52,837**

As of 30 June 2013, there were no loans 90 days or greater past due still accruing interest (nil – 31 December 2012).

continued

Allowance for Loan Losses

The changes in the allowance for loan losses during the six months ended 30 June 2013, and for the year ended 31 December 2012, as well as information pertaining to loans which were subject to specific allowance for loan losses were as follows:

($ million)

	30 June 2013			31 December 2012		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ –	$ 42	$ 42	$ –	$ 35	$ 35
Provision during the period	–	1	1	–	12	12
Written back	–	(0)	(0)	–	(5)	(5)
Translation adjustment	–	(0)	(0)	–	0	0
Ending balance	$ –	$ 43	$ 43	$ –	$ 42	$ 42
Ending balance individually evaluated for impairment	$ –	$ 14	$ 14	$ –	$ 13	$ 13
Ending balance collectively evaluated for impairment	$ –	$ 29	$ 29	$ –	$ 29	$ 29
Loans:						
Ending balance	$ 48,944	$ 2,912	$ 51,856	$ 49,845	$ 2,968	$ 52,813
Ending balance individually evaluated for impairment	$ –	$ 46	$ 46	$ –	$ 49	$ 49
Ending balance collectively evaluated for impairment	$ –	$ 2,866	$ 2,866	$ –	$ 2,919	$ 2,919

0 = less than $0.5 million.

Allowances are established for all impaired loans. The recorded impaired loans receivable with related allowance for loan losses during the six months ended 30 June 2013, and for the year ended 31 December 2012 were as follows:

($ million)

	30 June 2013			31 December 2012		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign loans	$ –	$ –	$ –	$ –	$ –	$ –
Nonsovereign loans	46	16	14	49	19	13

No loans were modified or restructured during the six months ended 30 June 2013 (nil – 31 December 2012).

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages credit risk for lending operations through continuous monitoring of creditworthiness of the borrowers and capital adequacy framework.

continued

ADB monitors credit quality of the loan portfolio by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risks and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio.

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $46 million in nonsovereign loans that were considered impaired ($19 million – 31 December 2012).

($ million)

		Sovereign Loans		Nonsovereign Loans	
Risk Class	Risk Rating	30 June 2013	31 December 2012	30 June 2013	31 December 2012
Low credit risk	1–5 (AAA to BBB–)	$ 38,457	$ 34,359	$ 923	$ 940
Medium credt risk	6–11 (BB+ to B–)	5,723	10,465	1,655	1,700
High credit risk	12–14 (CCC+ to D)	4,764	5,021	334	328
Total		$ 48,944	$ 49,845	$ 2,912	$ 2,968

As of 30 June 2013, ADB's loan portfolio had a significant concentration of credit risk to Asia and Pacific region. The credit exposure determined based on fair value amounted to $54,383 million ($55,987 million – 31 December 2012).

Fair Value Disclosure

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. As of 30 June 2013 and 2012, all loans are carried at amortized cost. The loan portfolio is fair valued using a discounted cash flow method, by which expected cash flows are discounted at applicable market yield curves, plus ADB's lending spread, reduced by the specific and collective provisions.

Fair valuation is based on internal discounted cash flow models. Inputs for the models are based on available market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. The accounting division is responsible for determining and reporting the fair value of the loan portfolio. The office of risk management is primarily responsible for determining the specific and collective provisions for the nonsovereign loans and the accounting division, in coordination with regional departments, is responsible for determining the specific provisions for sovereign loans. The provisioning levels are discussed at the risk committee and reported to the Board of Directors quarterly.

The significant observable inputs used in valuing the various classes of loans classified as Level 2 include foreign exchange rates and yield curves specified to index fixed rates, deposit and swap interest rates, and yield curves specified to LIBOR. The significant unobservable inputs used in valuing the various classes of loans classified as Level 3 include probability of default, weighted average cost of fixed and floating rate borrowings attached to pool-based single currency loans and swaps spreads for selected currencies.

Significant increase (decrease) in these unobservable inputs, independently, will generally decrease (increase) the fair value of the loan.

continued

The fair value hierarchy of all ADB loans as of 30 June 2013 and 31 December 2012:

($ million)	30 June 2013	31 December 2012
Level 1	$ –	$ –
Level 2	45,161	45,290
Level 3	7,623	8,792
Total loans at fair value	**$ 52,784**	**$ 54,082**

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB's ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade related products.

The committed and outstanding amounts of these guarantee obligations as of 30 June 2013 and 31 December 2012 covered:

($ million)	30 June 2013		31 December 2012	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,121	$ 1,105	$ 1,450	$ 1,419
without counterguarantee	770	294	821	316
	1,891	1,399	2,271	1,735
Political Risk Guarantees				
with counterguarantee	265	159	262	137
without counterguarantee	82	41	81	33
	347	200	343	170
Total	**$ 2,238**	**$ 1,599**	**$ 2,614**	**$ 1,905**

The committed amount represents the maximum potential amount of undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

continued

As of 30 June 2013, a total liability of $20 million ($22 million – 31 December 2012) relating to standby ready obligations for five partial credit risk guarantees (three – 31 December 2012) and three political risk guarantees (three – 31 December 2012) have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet for all guarantees issued after 31 December 2002.

Fair Value Disclosure

As of 30 June 2013 and 31 December 2012, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the fair value hierarchy.

The accounting division is responsible for determining and reporting the fair value of guarantees reported in the balance sheet. Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase in discount rates generally results in a decrease in the fair value of the guarantees.

The valuation technique and quantitative information regarding significant unobservable inputs for guarantee receivable/guarantee liabilities classified as Level 3 as of 30 June 2013 and 31 December 2012 are summarized below:

30 June 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	3.04% to 5.37% (3.68%)

31 December 2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	3.04% to 5.37% (3.7%)

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the six months ended 30 June 2013 and for the year ended 31 December 2012:

($ million)	Guarantee Receivable/Liability	
	30 June 2013	31 December 2012
Beginning of the period	$ 22	$ 14
Issuances	5	21
Maturities/Redemptions	(7)	(13)
End of the period	$ 20	$ 22

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income.

NOTE G—EQUITY INVESTMENTS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). They are classified into: (i) investments classified as available for sale; (ii) investments accounted for under the equity method; and (iii) investments in other non-controlled entities without readily available fair values, reported at cost or written down value.

continued

The carrying values of equity investments as of 30 June 2013 and 31 December 2012 were as follows:

($ million)	30 June 2013	31 December 2012
Equity method	$ 493	$ 484
Available for sale	125	271
Cost method	202	194
Total	**$ 820**	**$ 949**

Approved equity investment facility that has not been disbursed was $618 million at 30 June 2013 ($652 million – 31 December 2012).

The fair value hierarchy of ADB's equity investments reported at fair value as of 30 June 2013 was $125 million ($271 million – 31 December 2012). These comprise equity investments with readily determinable market prices, which are classified as available for sale and are valued using quoted prices in active markets and are classified as Level 1.

NOTE H—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset and liability management of individual positions and portfolios. In applying ASC 815 "Derivatives and Hedging" for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

Included in Receivable/Payable from Swaps-Others are interest rate, currency, and FX swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

continued

Fair Value Disclosure

The fair value hierarchy of ADB's derivatives and the location as of 30 June 2013 and 31 December 2012 was as follows:

($ million)

	Balance Sheet Location	30 June 2013	Fair Value Measurements		
			Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Receivable from Swaps - Borrowings				
Currency swaps		$ 23,942	$ –	$ 17,909	$ 6,033
Interest rate swaps		1,145	–	1,116	29
FX Swaps		302	–	302	–
Investments related swaps	Receivable from Swaps - Others				
Currency swaps		5,767	–	5,767	–
Interest rate swaps		6	–	6	–
FX swaps		4,759	–	4,759	–
Loans related swaps	Receivable from Swaps - Others				
Currency swaps		615	–	615	–
Interest rate swaps		2	–	1	1
Total assets at fair value		**$ 36,538**	**$ –**	**$ 30,475**	**$ 6,063**
Liabilities					
Borrowings related swaps	Payable for Swaps - Borrowings				
Currency swaps		$ 24,227	$ –	$ 24,227	$ –
Interest rate swaps		163	–	134	29
FX Swaps		287	–	287	–
Investments related swaps	Payable for Swaps - Others				
Currency swaps		5,166	–	5,166	–
Interest rate swaps		57	–	57	–
FX swaps		4,730	–	4,730	–
Loans related swaps	Payable for Swaps - Others				
Currency swaps		560	–	25	535
Interest rate swaps		39	–	34	5
Total liabilities at fair value		**$ 35,229**	**$ –**	**$ 34,660**	**$ 569**

continued

	Balance Sheet Location	31 December 2012	Fair Value Measurements Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Receivable from Swaps - Borrowings				
Currency swaps		$ 27,700	$ –	$ 21,065	$ 6,635
Interest rate swaps		1,599	–	1,570	29
FX Swaps		105	–	105	–
Investments related swaps	Receivable from Swaps - Others				
Currency swaps		4,808	–	4,808	–
Interest rate swaps		10	–	10	–
FX Swaps		3,692	–	3,692	–
Loans related swaps	Receivable from Swaps - Others				
Currency swaps		597	–	597	–
Interest rate swaps		4	–	3	1
Total assets at fair value		$ 38,515	$ –	$ 31,850	$ 6,665
Liabilities					
Borrowings related swaps	Payable for Swaps - Borrowings				
Currency swaps		$ 24,972	$ –	$ 24,972	$ –
Interest rate swaps		83	–	52	31
FX Swaps		104	–	104	–
Investments related swaps	Payable for Swaps - Others				
Currency swaps		4,762	–	4,762	–
Interest rate swaps		73	–	73	–
FX Swaps		3,448	–	3,448	–
Loans related swaps	Payable for Swaps - Others				
Currency swaps		576	–	26	550
Interest rate swaps		59	–	53	6
Total liabilities at fair value		$ 34,077	$ –	$ 33,490	$ 587

The office of risk management is primarily responsible for determining the fair value of derivatives using discounted cash flow models. Inputs for the models are based on available market data such as interest rates, volatilities, basis spreads, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation.

Foreign exchange, interest rate, and cross currency swap contracts are fair valued with market inputs using discounted cash flow models. Market inputs, such as yield curves, foreign exchange rates, credit spreads, cross currency basis swap spreads, and volatilities are applied to the models to determine fair value. The market inputs to the model are obtained from pricing services and brokers. ADB has a process to validate the appropriateness of the inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative or binding. For some interest rate and currency swaps, basis swaps spreads for selected currencies are considered to be significant unobservable inputs to derive the discount rates based on benchmark yield curves adjusted with a basis swap spread.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the fair value of derivative assets. A significant increase (decrease) in the basis swap spread will generally increase (decrease) the fair value of derivative liabilities.

continued

During the six months ended 30 June 2013 and the year ended 31 December 2012, there were no inter-level transfers in ADB's derivatives portfolio.

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 30 June 2013 and 31 December 2012 are presented below:

30 June 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Currency swaps	Discounted cash flows	Basis swap spread	-1.36% to 7.05% (-0.01%)

31 December 2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Currency swaps	Discounted cash flows	Basis swap spread	-1.43% to 6.12% (-0.35%)

The following tables present the changes in the carrying amounts of ADB's Level 3 financial assets and financial liabilities for the six months ended 30 June 2013 and for the year ended 31 December 2012:

($ million)

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2013	$ 6,665	$ (31)	$ 1	$ (557)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	(455)	32	(15)	18
Included in other comprehensive income[b]	(359)	(0)	(1)	17
Issuances	1,104	–	–	(68)
Maturities/Redemptions	(922)	–	–	65
Balance, 30 June 2013	$ 6,033	$ 1	$ (15)	$ (525)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (271)	$ 29	$ (14)	$ 15

[a] Included in net unrealized losses (OCR-2).
[b] Included in currency translation adjustments (Note L).
[c] Includes accretion of $19 million.
0 = less than $0.5 million.

continued

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2012	$ 5,950	$ (83)	$ 22	$ (610)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	70	52	(21)	36
Included in other comprehensive income[b]	179	0	(0)	(2)
Issuances	2,245	–	–	(4) [c]
Maturities/Redemptions	(1,779)	–	–	23
Balance, 31 December 2012	$ 6,665	$ (31)	$ 1	$ (557)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (11)	$ 48	$ (19)	$ 35

[a] Included in net unrealized losses (OCR-2).

[b] Included in currency translation adjustments (Note L).

[c] Accretion.

0 = less than $0.5 million.

continued

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income on Derivatives	
		30 June 2013	30 June 2012
Investment related swaps			
Currency swaps	Net Unrealized Gains (Losses)	1	15
	Revenue from Investments	(2)	(0)
Interest rate swaps	Net Unrealized Gains (Losses)	14	(4)
	Revenue from Investments	(2)	(2)
FX swaps	Net Unrealized Gains (Losses)	(1)	(2)
	Revenue from Investments	6	13
		16	20
Loans related swaps			
Currency swaps	Net Unrealized Gains (Losses)	15	(3)
	Revenue from Loans	(13)	(11)
Interest rate swaps	Net Unrealized Gains (Losses)	17	1
	Revenue from Loans	(15)	(8)
		4	(21)
Borrowings related swaps			
Currency swaps	Net Unrealized Gains (Losses)	(278)	170
	Borrowings and related expenses	510	512
Interest rate swaps	Net Unrealized Gains (Losses)	(626)	102
	Borrowings and related expenses	311	293
FX swaps	Net Unrealized Gains (Losses)	0	0
	Borrowings and related expenses	0	1
		(83)	1,078

0 = less than $0.5 million.

OCR-5

continued

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to its gross liability position with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB has under the ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 June 2013 is $703 million ($354 million – 31 December 2012). There is no gross liability position in the aggregate fair value of all derivative instruments that ADB has under the NAFMII Master Agreement as of 30 June 2013 (nil – 31 December 2012).

Change in Accounting Principle

In June 2013, ADB changed its accounting principles for presenting selected derivative instruments in the balance sheet. ADB transacts in interest rate swaps (IRS), currency swaps, and FX swaps, which meet the definition of derivative and fair values all swaps and presents them in the balance sheet as either assets or liabilities. ADB has been grossing up the swap contracts on the balance sheet with the pay-leg recorded as a liability (payable for swaps) and receive-leg recorded as an asset (receivable from swaps) and has not elected to offset any swap transactions. ADB reassessed its accounting related to presentation of the derivatives and determined that effective 30 June 2013, ADB will present the derivative instruments in the balance sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. This has impacted interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), for which ADB has the right of set off and been net settling the payments for each contract. Other derivatives were not impacted by the change. Management views that this better aligns the accounting principle on presentation of the swaps in the balance sheet with the industry practice and reflects the business intentions and practices and legal rights. ADB believes that the change is a preferable accounting principle, although the past accounting principle was acceptable. The change has been applied retrospectively which impacted the receivable from swaps and payable from swaps in the balance sheet and has no impact on the net income, comprehensive income, or any other components of the equity.

continued

The effect of the change on the applicable line item in the balance sheet previously reported is summarized in the table below.

($ million)

Balance Sheet	31 December 2012		31 December 2011	
	As Reported	As Adjusted	As Reported	As Adjusted
Assets				
Receivable from swaps				
Borrowings	$ 32,419	$ 29,405	$ 31,373	$ 27,944
Others	9,172	9,110	6,220	6,130
	$ 41,591	$ 38,515	$ 37,593	$ 34,074
Liabilities				
Payable for swaps				
Borrowings	$ 28,173	$ 25,159	$ 27,465	$ 24,036
Others	8,980	8,918	6,577	6,487
	$ 37,153	$ 34,077	$ 34,042	$ 30,523

As the change was made in 30 June 2013, the table below provides supplemental information about the effect of change on the results of interim period previously reported as of 31 March 2013 as well as the comparative period of the prior year.

($ million)

Balance Sheet	31 March 2013		30 June 2012	
	As Reported	As Adjusted	As Reported	As Adjusted
Assets				
Receivable from swaps				
Borrowings	$ 31,035	$ 28,034	$ 31,843	$ 28,374
Others	10,561	10,504	8,779	8,707
	$ 41,596	38,538	$ 40,622	$ 37,081
Liabilities				
Payable for swaps				
Borrowings	$ 27,804	$ 24,803	$ 27,772	$ 24,303
Others	10,158	10,101	9,061	8,989
	$ 37,962	$ 34,904	$ 36,833	$ 33,292

continued

NOTE I—RELATED PARTY TRANSACTIONS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

($ million)

	30 June 2013	31 December 2012
Amounts receivable from:		
Asian Development Fund (Note M)	$ 73	$ 38
Other Special Funds	1	0
Agency Trust Funds—net	2	2
Staff Retirement Plan	3	2
Total	**$ 79**	**$ 42**
Amounts payable to:		
Technical Assistance Special Fund	$ –	$ 0
Financial Sector Development Partnership Special Fund	3	–
Total	**$ 3**	**$ 0**

0 = less than $0.5 million.

As of 30 June 2013 and 31 December 2012, the related parties include other special funds consisting of Technical Assistance Special Fund, Japan Special Fund, ADB Institute, Pakistan Earthquake Fund, Regional Cooperation and Integration Fund, Climate Change Fund, Asian Pacific Disaster Response Fund, and ASEAN Infrastructure Fund.

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

In adopting ASC 825, ADB elected to fair value all borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its borrowings that are not swapped at amortized cost.

Fair Value Disclosure

The office of risk management is primarily responsible for determining the fair value of the borrowings. Parameters and models used for valuation are subject to internal review and periodic external validation. Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. On some borrowings significant unobservable inputs are also used such as derived credit spreads. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities, and equity indices.

continued

The fair value hierarchy of ADB's borrowings carried at fair value as of 30 June 2013 and 31 December 2012 was as follows:

($ million)

	30 June 2013	31 December 2012
Level 1	$ –	$ –
Level 2	52,090	51,706
Level 3	6,651	7,293
Total borrowings at fair value	**$ 58,741**	**$ 58,999**

As of 30 June 2013, the fair value of ADB's borrowings reported at amortized cost was $4,855 million ($6,841 million – 31 December 2012).

The fair value of borrowings reported at amortized cost as of 30 June 2013 and 31 December 2012 were all classified as Level 2 within the fair value hierarchy.

During the six months ended 30 June 2013 and the year ended 31 December 2012, there were no inter-level transfers in ADB's borrowings.

The following tables present the changes in the carrying amounts of ADB's Level 3 borrowings for the six months ended 30 June 2013 and 31 December 2012:

($ million)

	30 June 2013	31 December 2012
Beginning of the period	$ 7,293	$ 6,428
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	(467)	203
Included in other comprehensive income[b]	(360)	183
Issuances	1,107	2,258
Maturities/Redemptions	(922)	(1,779)
End of the period	$ 6,651	$ 7,293
The amount of total (gains) losses for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (284)	$ 50

[a] Included in net unrealized losses (OCR-2).

[b] Included in currency translation adjustments (Note L).

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's borrowings classified as Level 3 as of 30 June 2013 and 31 December 2012 is presented below:

30 June 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Borrowings	Discounted cash flows	Derived credit spread	-1.69% to 1.24% (-0.58%)

31 December 2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Borrowings	Discounted cash flows	Derived credit spread	-1.83% to 0.99% (-0.93%)

continued

NOTE K—CAPITAL AND RESERVES

The authorized capital stock of ADB as of 30 June 2013 and 31 December 2012 consisted of 10,638,933 shares, of which 10,602,835 shares (10,614,017 – 31 December 2012) have been subscribed. Of the subscribed shares, 10,071,151 shares (10,081,885 – 31 December 2012) are "callable," and 531,684 shares (532,132 – 31 December 2012) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts non-negotiable, non-interest-bearing demand obligations in satisfaction of the portion payable in the currency of the member provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $355 million ($336 million – 31 December 2012), while those notes received with fixed encashment schedules totaled $473 million ($455 million – 31 December 2012).

As of 30 June 2013, the value of the SDR in terms of the United States dollar was $1.50396 ($1.53692 – 31 December 2012) giving a value for each share of ADB's capital equivalent to $15,039.60 ($15,369.20 – 31 December 2012).

In May 2013, the Board of Governors approved the allocation of 2012 net income of $124 million, after appropriation of guarantee fees to special reserve, as follows: (i) $322 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted under equity method, be added from Cumulative Revaluation Adjustment account; (ii) $67 million be transferred to Loan Loss Reserve; (iii) $211 million to Ordinary Reserve; (iv) $ 120 million to Asian Development Fund (ADF); (v) $30 million to Technical Assistance Special Fund (TASF); (vi) $9 million to Climate Change Fund (CCF); (vii) $6 million to Regional Cooperation and Integration Fund (RCIF); and $3 million to Financial Sector Development Partnership Special Fund (FSDPSF). The Board of Governors also approved in May 2013 the transfer of $67 million from Surplus to Ordinary Reserve.

NOTE L—COMPREHENSIVE LOSS

Comprehensive loss has two major components: net income (loss) and other comprehensive loss comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive loss includes items such as unrealized gains and losses on financial instruments classified as available-for-sale, translation adjustments, and pension and post-retirement liability adjustment.

The changes in Accumulated Other Comprehensive Loss balances for the six months ended 30 June 2013 and 2012 were as follows:

($ million)	Accumulated Translation Adjustments		Unrealized Holding Gains: Investments		Unrealized Holding Gains: Equity Investments		Pension/Postretirement Net Acturial Losses		Accumulated Other Comprehensive Loss	
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Balance, 1 January	$ 106	$ 144	$ 395	$ 390	$ 214	$ 228	$ (1,513)	$ (1,183)	$ (798)	$ (421)
Other comprehensive (loss) income before reclassifications	(132)	(18)	(199)	27	(22)	9	–	–	(353)	18
Amounts reclassified from accumulated other comprehensive loss	–	–	(6)	(13)	(106)	(88)	51	31	(61)	(70)
Net current-period other comprehensive loss	$ (132)	(18)	$ (205)	$ 14	$ (128)	$ (79)	$ 51	$ 31	$ (414)	$ (52)
Balance, 30 June	$ (26)	$ 126	$ 190	$ 404	$ 86	$ 149	$ (1,462)	$ (1,152)	$ (1,212)	$ (473)

continued

NOTE M—INCOME AND EXPENSES

Total income from loans for the six months ended 30 June 2013 was $343 million ($382 million – 2012). The average yield on the loan portfolio for the six months ended 30 June 2013 was 1.37% (1.51% – 2012) excluding premium received on prepayment and other loan income.

Total income from investments including net realized gains on sales, net unrealized gains on derivatives, and interest earned for securities transferred under repurchase agreements and purchased under resale arrangements for the six months ended 30 June 2013 was $182 million ($219 million – 2012). The annualized rate of return on the average investments held during the six months ended 30 June 2013 including securities transferred under repurchase agreements and securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 1.44% (1.65% – 2012) excluding unrealized gains and losses on investments, and 0.64% (1.70% – 2012) including unrealized gains and losses on investments.

The proceeds from sales of investments for the six months ended 30 June 2013 was $638 million ($563 million – 2012) and the gross realized gains that have been included in earnings as a result of those sales were $6 million ($13 million – 2012).

The proceeds from sales of equity investments classified as available for sale for the six months ended 30 June 2013 was $130 million ($131 million – 2012). The gross realized gains that have been included in earnings as a result of those sales were $106 million ($88 million – 2012). There were no gross realized losses that have been included in earnings as a result of those sales for the six months ended 30 June 2013 and 2012.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the six months ended 30 June 2013 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the six months ended 30 June 2013 of $350 million ($301 million – 2012), $148 million ($127 million – 2012) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $6 million ($10 million – 2012) related to new loans made effective for the six months ended 30 June 2013.

For the six months ended 30 June 2013, net loan loss provision amounted to $0.4 million ($3 million – 2012).

Total borrowings expenses of $210 million ($252 million – 2012) consisted of interest expense and other related expenses such as amortization of issuance costs, while the weighted average cost of borrowings outstanding after swaps was 0.66% (1.18% – 2012).

The following table provides information on the unrealized gains or losses included in income for the six months ended 30 June 2013 and 2012:

($ million)

	30 June 2013	30 June 2012
Unrealized gains (losses) on:		
Borrowings and related swaps	$ 20	$ (324)
Investments related swaps	14	11
Loan related swaps	32	(4)
Translation adjustments in non-functional currencies	6	0
Total	$ 72	$ (317)

0 = less than $0.5 million.

continued

NOTE N—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and estimated fair values of ADB's significant financial instruments as of 30 June 2013 and 31 December 2012 are summarized below:

($ million)

	30 June 2013		31 December 2012	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 260	$ 260	$ 263	$ 263
Investments (Note C)	26,080	26,080	23,778	23,778
Securities transferred under repurchase agreement (Note C)	1,250	1,250	348	348
Securities purchased under resale arrangement (Note C)	364	364	334	334
Loans outstanding (Note E)	51,883	52,784	52,837	54,082
Available for sale equity investments (Note G)	125	125	271	271
Receivable from swaps - borrowings (Note H)	25,389	25,389	29,405	29,405
Receivable from swaps - others (Note H)	11,149	11,149	9,110	9,110
Swap related collateral	790	790	2,155	2,155
Future guarantee receivable (Note F)	20	20	22	22
LIABILITIES:				
Borrowings (Note J)	62,806	63,596	64,780	65,840
Payable for swaps - borrowings (Note H)	24,677	24,677	25,159	25,159
Payable for swaps - others (Note H)	10,552	10,552	8,918	8,918
Payable under securities repurchase agreement	1,273	1,273	350	350
Payable for swap related collateral	790	790	2,155	2,155
Guarantee liability (Note F)	20	20	22	22

($ million)

	Estimated Fair Value	
	30 June 2013	31 December 2012
Off-balance sheet financial instruments:		
ASSETS:		
Future guarantee receivable	$ 12	$ 15
LIABILITIES:		
Guarantee liability	12	15

continued

As of 30 June 2013 and 2012, ADB has no material assets or liabilities measured at fair value on a non-recurring basis.

NOTE O—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2013 through 16 August 2013, the date these Condensed Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $1,443 million in various currencies.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 June 2013 and 31 December 2012
Expressed in Millions of United States Dollars

		30 June (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 89		$ 85
INVESTMENTS (Note C)		6,438		6,179
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Note D)		361		340
LOANS OUTSTANDING (Note E) (Net of allowance for HIPC relief of $76 – 30 June 2013, $78 – 31 December 2012)		28,032		29,087
ACCRUED REVENUE		111		118
OTHER ASSETS (Note G)		324		231
TOTAL		**$ 35,355**		**$ 36,040**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		$ 10		$ –
Payable to related funds (Note F)		90		38
Advance payments on contributions		321		207
Undisbursed grant commitments (Note J)		2,686		2,449
Total Liabilities		3,107		2,694
FUND BALANCES (ADF-3)				
Contributions received				
Contributed resources (Note G)	$ 33,290		$ 35,592	
Unamortized discount	(68)	33,222	(54)	35,538
Set-aside resources		72		73
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		1,343		1,224
		34,637		36,835
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(2,004)		(2,329)
Accumulated surplus		1,054		1,385
Accumulated other comprehensive loss (Note H)		(1,439)		(2,545)
Total Fund Balance		32,248		33,346
TOTAL		**$ 35,355**		**$ 36,040**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Six Months Ended 30 June 2013 and 2012
Expressed in Millions of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
REVENUE		
From loans	$ 244	$ 157
From investments (Note C)	33	43
TOTAL REVENUE	277	200
EXPENSES		
Grants (Note J)	414	162
Administrative expenses (Note I)	148	127
Amortization of discounts on contributions	7	7
TOTAL EXPENSES	569	296
NET REALIZED GAINS FROM INVESTMENTS (Notes C and H) (Includes amount reclassified from other comprehensive income on unrealized holding gains of nil – 2013, $1 – 2012)	–	1
NET UNREALIZED LOSSES	(39)	(0)
REVENUE LESS THAN EXPENSES	**$ (331)**	**$ (95)**

0 = less than $0.5 million.
The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF COMPREHENSIVE INCOME
For the Six Months Ended 30 June 2013 and 2012
Expressed in Millions of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
REVENUE LESS THAN EXPENSES (ADF-2)	$ (331)	$ (95)
Other comprehensive income (Note H)	1,106	247
COMPREHENSIVE INCOME	**$ 775**	**$ 152**

CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Six Months Ended 30 June 2013 and 2012
Expressed in Millions of United States Dollars

	2013 (Unaudited)		2012 (Unaudited)	
Balance, 1 January		$ 33,346		$ 33,055
Comprehensive income for the period:				
Revenue less than expenses (ADF-2)	$ (331)		$ (95)	
Other comprehensive income (Note H)	1,106	775	247	152
Change in contributions received				
from Contributed Resources		(2,302)		(657)
from Unamortized Discount for Accelerated Notes Encashment of ADF IX, ADF X and ADF XI		(14)		3
Transfer from Ordinary Capital Resources		120		120
Change in SDR value of Set-Aside Resources		(1)		(1)
Change in value of transfers from TASF		(1)		(0)
Change in nonnegotiable, noninterest-bearing demand obligations		325		348
Balance, 30 June		**$ 32,248**		**$ 33,020**

0 = less than $0.5 million.
The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Millions of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 233	$ 141
Interest received from investments	55	57
Administrative expenses paid	(113)	(102)
Grants disbursed	(171)	(225)
Net Cash Provided by (Used in) Operating Activities	4	(129)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	–	24
Maturities of investments	58,935	80,766
Purchases of investments	(59,370)	(81,224)
Receipts from securities purchased under resale arrangements	34,288	49,235
Payments for securities purchased under resale arrangements	(34,341)	(49,254)
Principal collected on loans	1,038	547
Loans disbursed	(1,130)	(489)
Net Cash Used in Investing Activities	(580)	(395)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	461	440
Cash received from ordinary capital resources	120	120
Net Cash Provided by Financing Activities	581	560
Effect of Exchange Rate Changes on Due from Banks	(1)	(2)
Net Increase in Due from Banks	4	34
Due from Banks at Beginning of Period	85	2
Due from Banks at End of Period	$ 89	$ 36

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2013 and 2012
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2012 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2013 and 2012 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Replenishments

The resources of the Asian Development Fund (ADF) have been augmented by ten replenishments, the most recent of which (ADF XI and the fifth regularized replenishment of the Technical Assistance Special Fund [TASF]) was approved by the Board of Governors in July 2012. The replenishment provides substantial resources to the ADF to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size was SDR8,023 million, of which SDR3,067 million will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to about 8% of total donor contributions) to TASF. The replenishment became effective on 4 June 2013. As of 30 June 2013, ADB received instruments of contributions from 19 donors with the total amount equivalent to SDR2,251 million including qualified contributions amounting to SDR138 million.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. The financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at the reporting dates. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) Initiative discussed in Note E, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

In November 2005, the Board of Governors accepted a resolution to adopt a SDR currency management framework to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into one of the SDR basket of currencies (currently US dollar, euro, pound sterling, and yen), to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

With the implementation of the special drawing rights (SDR) currency management framework, ADF conducts its operations in SDRs and the SDR basket of currencies. The SDR and the SDR basket of currencies comprise the functional currencies of ADF. The United States dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

In July 2007, ADB offered ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions would be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 30 June 2013, 18 out of

continued

28[1] ADF borrowing countries had opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their concurrence. There were three loan conversions during the six months ended 30 June 2013.

Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of a principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities,"* to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Subsequently, FASB issued ASU 2013-01 in January 2013 to clarify the scope of ASU 2011-11. These ASUs did not have an impact on ADF's special purpose financial statements.

In February 2013, the FASB issued ASU 2013-02, *"Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,"* to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments are effective from quarter ended 31 March 2013 for ADB. See Note H for the revised presentation and disclosure.

[1] Thirty borrowers were eligible when the SDR conversion option for legacy ADF loans was offered in 2008. One borrower has paid off all its loans and another opted for the accelerated repayment of its legacy loans which reduced the number of borrowing member countries to 28.

continued

Translation of Currencies

Translation adjustments relating to revaluation of assets, liabilities, and fund balances denominated in ADF's functional currencies and all investments classified as available for sale are reported as Accumulated Translation Adjustments in FUND BALANCES as part of Accumulated other comprehensive loss. Translation adjustments relating to other non-functional currencies are reported as NET UNREALIZED GAINS (LOSSES) in the Condensed Special Purpose Statement of Revenue and Expenses.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received and are made available for operational commitment. Contributions are generally settled in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, ADF X and ADF XI, donors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years for ADF IX and 9 years for ADF X and ADF XI, respectively.

Advanced Payments and Deferred Credits

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments, provided that the donor's Instrument of Contribution has been acknowledged by ADB. Otherwise, payments are recorded as deferred credits. Advance payments and deferred credits are included under Liabilities in the Special Purpose Statement of Assets, Liabilities and Fund Balances.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at fair value. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

ADB may engage in securities lending of government or government-guaranteed obligations for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met.

These securities must be available to meet ADB's obligation to counterparties. Included in Investments as of 30 June 2013 were government or government-guaranteed obligations transferred under securities lending arrangements amounting to $10 million ($59 million – 31 December 2012).

Interest income on investment securities and time deposits is recognized as realized and reported, net of amortizations of premiums and discounts.

continued

The estimated fair value of investments by contractual maturity as of 30 June 2013 and 31 December 2012 was as follows:

($ million)

	30 June 2013	31 December 2012
Due in one year or less	$ 4,085	$ 3,371
Due after one year through five years	2,309	2,762
Due after five years through ten years	44	46
Total	$ 6,438	$ 6,179

The annualized rate of return on the average investments held during the six months ended 30 June 2013 including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 0.99% (1.36% – 2012) and 0.48% (1.30% – 2012) including unrealized gains and losses on investments.

There were no sale of investments for the six months ended 30 June 201 ($24 million – 2012).

There were no government or government guaranteed obligations that sustained losses for over one year as of 30 June 2013 and 31 December 2012. Comparative details are as follows:

($ million)

As of 30 June 2013

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 1,049	$ (2)	$ –	$ –	$ 1,049	$ (2)

As of 31 December 2012

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 776	$ 0	$ –	$ –	$ 776	$ 0

0 = less than $0.5 million.

continued

Fair Value Disclosure

The fair value of investments as of 30 June 2013 and 31 December 2012 was as follows:

($ million)

	30 June 2013	Fair Value Measurements Level 1	Level 2	Level 3
Assets				
Investments				
Government or government-guaranteed obligations	$ 4,923	$ 3,975	$ 948	$ –
Time deposits	1,515	–	1,515	–
Securities purchased under resale arrangement	361	–	361	–
Total assets at fair value	**$ 6,799**	**$ 3,975**	**$ 2,824**	**$ –**

	31 December 2012	Fair Value Measurements Level 1	Level 2	Level 3
Assets				
Investments				
Government or government-guaranteed obligations	$ 4,667	$ 4,044	$ 623	$ –
Time deposits	1,512	–	1,512	–
Securities purchased under resale arrangement	340	–	340	–
Total assets at fair value	**$ 6,519**	**$ 4,044**	**$ 2,475**	**$ –**

If available, investment securities are fair valued based on active market quotes. These include most government/government-backed obligations. For investments where active market quotes are not available, the valuation is based on discounted cash flow models using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates fair value.

ADB maintains documented process and internal controls to value the investment securities. The data management unit in treasury department is responsible for providing the valuation in accordance with the business process.

The table below provides the details of transfers between Level 1 and Level 2 for the six months ended 30 June 2013 and year ended 31 December 2012:

($ million)

	30 June 2013		31 December 2012	
	Level 1	**Level 2**	**Level 1**	**Level 2**
Investments				
Government or government-guaranteed obligations				
Transfers (out of) into	$ –	$ –	$ (131)	$ 131
Transfers into (out of)	–	–	49	(49)

The inter-level transfers are attributed to the availability of market quotes.

There were no assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of 30 June 2013 and 31 December 2012.

continued

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

ADF accounts for transfers of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing". In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and not re-pledged.

NOTE E—LOANS AND HIPC INITIATIVE

As of 30 June 2013 and 31 December 2012, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

($ million)

Borrower/Guarantor	30 June 2013	31 December 2012
Pakistan	$ 5,850	$ 6,397
Bangladesh	6,006	6,097
Viet Nam	3,685	3,775
Sri Lanka	2,525	2,621
Nepal	1,501	1,553
Others (individually less than 5% of total loans)	8,541	8,722
Total Outstanding Loans	28,108	29,165
Allowance for HIPC Debt Relief	(76)	(78)
Net Outstanding Loans	$ 28,032	$ 29,087

There were no outstanding sovereign loans in non-accrual status as of 30 June 2013 ($591 million – 31 December 2012).

The undisbursed balance of approved loans, including approved but not yet effective loans, as of 30 June 2013 was $7,397 million ($7,814 million – 31 December 2012).

ADB believes that because there is no comparable market for ADF loans and because they do not intend to sell these loans, using market data to calculate the fair value of the loans is not meaningful. As such, the fair value of loans is determined based on the terms at which a similar loan would currently be made by ADB to a similar borrower. For such loans, fair value approximates the carrying amount. The estimated fair value of loans is not affected by credit risks because the amount of any such adjustment is considered not to have a material effect based on ADB's experience with its borrowers.

Credit Quality of Loans

ADF loans are provided for the economic and social development of the less developed member countries, which generally have lower credit quality than ordinary capital resources (OCR) borrowers. ADB uses a performance based allocation (PBA) system to allocate ADF resources fairly among the many competing needs in the region and to direct the funds to where they will be used most effectively. ADB regularly reviews the borrowers' debt sustaining capacity in determining the proportion of grant and loan that would be provided to each borrower.

The credit quality of ADF loans has been classified by mapping the external sovereign ratings of the borrowers to ADB's internal risk rating scale used for OCR loans.

continued

The credit quality of ADF loans was as follows:

($ million)

Risk Class	Risk Rating	30 June 2013		31 December 2012	
Low credit risk	1–5 (AAA to BBB–)	$	1,967	$	1,371
Medium credit risk	6–11 (BB+ to B–)		15,359		16,305
High credit risk	12–14 (CCC+ to D)		10,782		11,489
Total		$	28,108	$	29,165

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC Initiative. Subsequently, the Board of Directors approved the provision of debt relief under HIPC to Afghanistan.

The HIPC Initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries were not put at risk due to their high external debt burden. Under the HIPC Initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to a sustainable level.

Provision for HIPC relief amounting to $82 million relating to the Afghanistan debt relief under the HIPC Initiative was recognized and charged to income in 2008. Of this amount, a total of $6 million was written-off as the loan service payments of affected loans fell due. This brought the balance of Allowance for HIPC relief as of 30 June 2013 to $76 million.

NOTE F—RELATED PARTY TRANSACTIONS

Included in Payable to Related Funds is the net amount of $73 million payable to OCR ($38 million – 31 December 2012). The payable to OCR represents the amount of administrative and operational expenses allocated to ADF pending settlement.

NOTE G—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2013, the Board of Governors approved the transfer of $120 million to the ADF as part of OCR's 2012 net income allocation.

Contributions from 19 donors totaling $2,831 million were committed for ADF XI as of 30 June 2013, of which $186 million were received and recorded in Contributed Resources.

Included in other assets as of 30 June 2013 are advance contributions received from donors totaling $256 million ($162 million – 31 December 2012).

NOTE H —COMPREHENSIVE INCOME

Comprehensive Income has two major components: revenue less than expenses (ADF-2) and other comprehensive income (ADF-3). Other Comprehensive Income includes unrealized gains and losses on Available for Sale securities and translation adjustments of assets and liabilities not recognized in the Condensed Special Purpose Statement of Revenue and Expenses.

continued

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the six months ended 30 June 2013 and 2012:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Gains Investments		Accumulated Other Comprehensive Loss	
	2013	2012	2013	2012	2013	2012
Balance, 1 January	$ (2,619)	$ (3,899)	$ 74	$ 86	$ (2,545)	$ (3,813)
Other comprehensive income (loss) before reclassification	1,140	251	(34)	(3)	1,106	248
Amounts reclassifed from accumulated other comprehensive income	–	–	–	(1)	–	(1)
Net current-period other comprehensive income	1,140	251	(34)	(4)	1,106	247
Balance, 30 June	**$ (1,479)**	**$ (3,648)**	**$ 40**	**$ 82**	**$ (1,439)**	**$ (3,566)**

NOTE I—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in proportion to the relative volume of operational activities of OCR and ADF.

NOTE J—GRANTS AND UNDISBURSED COMMITMENTS

ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, seven grants totaling $71 million (six grants totaling $78 million – 2012) were approved while ten grants totaling $414 million (eight grants totaling $162 million – 2012), net of $40 million write-back ($31 million – 2012) of undisbursed commitments for financially closed and/or cancelled grants, became effective. Total undisbursed grant commitments represent effective grants, which have not been disbursed, less cancellations.

The fair value of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE K—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2013 through 16 August 2013, the date these Condensed Special Purpose Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's Condensed Special Purpose Financial Statements as of 30 June 2013.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2013 and 31 December 2012
Expressed in Thousands of United States Dollars

	30 June (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 3,873	$ 5,372
INVESTMENTS (Note C)	393,690	376,656
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Note C)	101	40,017
ACCRUED REVENUE	26	36
DUE FROM CONTRIBUTORS (Note F)	257,386	40,068
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	21,565	6,332
TOTAL	**$ 676,641**	**$ 468,481**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 302	$ 208
UNDISBURSED COMMITMENTS (Note E)	325,526	327,107
TOTAL LIABILITIES	325,828	327,315
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	350,813	141,166
TOTAL	**$ 676,641**	**$ 468,481**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 315,577	$ 40,266
REVENUE FROM INVESTMENTS (Note C)	1,300	1,514
REVENUE FROM OTHER SOURCES—net	2	5
Total	316,879	41,785
EXPENSES		
Technical assistance—net (Note E)	50,189	36,962
Financial expenses	3	10
Total	50,192	36,972
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	266,687	4,813
EXCHANGE LOSSES—net	(57,040)	(2,409)
INCREASE IN NET ASSETS	209,647	2,404
NET ASSETS AT BEGINNING OF PERIOD	141,166	225,111
NET ASSETS AT END OF PERIOD	**$ 350,813**	**$ 227,515**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 38,535	$ 56,134
Interest on investments received	1,308	1,507
Net cash received from other activities	2	5
Technical assistance disbursed	(50,206)	(46,794)
Financial expenses paid	(3)	(10)
Net Cash (Used in) Provided by Operating Activities	(10,364)	10,842
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	8,538,082	9,833,121
Purchases of investments	(8,564,835)	(9,852,855)
Receipts from securities purchased under resale arrangements	2,279,774	203,424
Payments for securities purchased under resale arrangements	(2,244,147)	(192,562)
Net Cash Provided by (Used in) Investing Activities	8,874	(8,872)
Effect of Exchange Rate Changes on Due from Banks	(9)	(23)
Net (Decrease) Increase in Due from Banks	(1,499)	1,947
Due from Banks at Beginning of Period	5,372	1,494
Due from Banks at End of Period	$ 3,873	$ 3,441

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2013 and 2012
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2012 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2013 and 2012 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In July 2012, the Board of Governors adopted the resolution providing for the tenth replenishment of the Asian Development Fund (ADF XI) and the fifth regularized replenishment of the Technical Assistance Special Fund (TASF). The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for the four-year period from January 2013, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the fund. Total replenishment size is SDR8,023 million, of which SDR3,067 million will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The replenishment became effective on 4 June 2013. As of 30 June 2013, ADB received instruments of contributions from 19 donors with a total amount equivalent to SDR2,251 million including qualified contributions amounting to SDR138 million.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Securities Purchased Under Resale Arrangements

TASF accounts for the transfer of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangements are recorded as assets and are not re-pledged.

Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of a principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

continued

Fair Value Hierarchy

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities,"* to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Subsequently, FASB issued ASU 2013-01 in January 2013 to clarify the scope of ASU 2011-11. The guidance is effective from quarter ended 31 March 2013 for ADB. These ASUs did not have an impact on TASF's financial statements.

In April 2013, the FASB issued ASU 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. ADB is currently assessing the impact of this update on TASF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by TASF are reported at fair value. Realized and unrealized gains and losses are included in Revenue from investments.

Interest income on time deposits is recognized as realized and reported in Revenue from investments.

All investments held as of 30 June 2013 and 31 December 2012 were in time deposits.

The annualized rate of return on the average investments held during the six months ended 30 June 2013 including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month was 0.66% (0.79% – 2012).

continued

Fair Value Disclosure

The fair value of investments as of 30 June 2013 and 31 December 2012 was as follows:

	30 June 2013	Fair Value Measurements Level 1	Level 2	Level 3
Assets				
Investments				
Time deposits	$ 393,690,000	$ –	$ 393,690,000	$ –
Securities purchased under resale arrangement	101,000	–	101,000	–
Total assets at fair value	**$ 393,791,000**	**$ –**	**$ 393,791,000**	**$ –**

	31 December 2012	Fair Value Measurements Level 1	Level 2	Level 3
Assets				
Investments				
Time deposits	$ 376,656,000	$ –	$ 376,656,000	$ –
Securities purchased under resale arrangement	40,017,000	–	40,017,000	–
Total assets at fair value	**$ 416,673,000**	**$ –**	**$ 416,673,000**	**$ –**

If available, investment securities are fair valued based on active market quotes. For investments where active market quotes are not available, the valuation is based on discounted cash flow models using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates fair value.

ADB maintains documented process and internal controls to value the investment securities. The data management unit in treasury department is responsible for providing the valuation in accordance with the business process.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. Under ADF IX, ADF X and ADF XI, a specific portion of the total contributions under each is to be allocated to TASF as third, fourth and fifth regularized replenishments, respectively. ADF receives the contributions from members and subsequently transfers the specified portion to TASF. Regional technical assistance projects and programs activities may be cofinanced by ADB's other special funds and trust funds administered by ADB (Agency Trust Funds). Interfund accounts are settled regularly between TASF and the other funds.

continued

Included in ADVANCES FOR GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following interfund accounts:

	30 June 2013	31 December 2012
Receivable from:		
Ordinary capital resources	$ –	$ 2,000
Asian Development Fund	16,703,000	–
Japan Special Fund	2,000	–
Climate Change Fund	–	33,000
Agency Trust Funds—net	19,000	53,000
Total	$ 16,724,000	$ 88,000
Payable to:		
Ordinary capital resources	$ 222,000	$ –
Regional Cooperation and Integration Fund	29,000	53,000
Total	$ 251,000	$ 53,000

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the six months ended 30 June 2013, a net amount of $6,497,000 ($7,618,000 – 2012) was written back as a reduction in TA.

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS

With the effectivity of ADF XI and the fifth regularized replenishment of TASF, contribution commitments from 19 donors totaling $285,389,000 were allocated to TASF. Of this amount, $226,736,000 was recorded as DUE FROM CONTRIBUTORS, which are payable throughout the replenishment period of four years in accordance with encashment schedule. Contribution commitments from 30 donors totaling $332,227,000 were allocated to TASF with the effectivity of ADF X and the fourth regularized replenishment of TASF. Of this, $22,499,000 has not been received and was recorded as DUE FROM CONTRIBUTORS.

Total contributions for the six months ended 30 June 2013 is comprised of the fifth regularized replenishment of TASF amounting to $285,389,000, direct and voluntary contributions from India amounting to Rs10,000,000 ($188,000 equivalent), and an allocation of $30,000,000 from OCR's 2012 net income. In addition, the fund received $9,368,000 from 4 donors as part of the fourth regularized replenishment of TASF and $16,285,000 from 13 donors as part of the fifth regularized replenishment of TASF.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2013 through 16 August 2013, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Condensed Financial Statements as of 30 June 2013.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2013 and 31 December 2012
Expressed in Thousands of United States Dollars

	30 June (Unaudited)			31 December		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 185	$ 2,231	$ 2,416	$ 185	$ 384	$ 569
INVESTMENTS (Note C)	36,657	77,790	114,447	36,616	81,919	118,535
ACCRUED REVENUE	1	2	3	2	5	7
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)	–	674	674	–	1,419	1,419
TOTAL	**$ 36,843**	**$ 80,697**	**$ 117,540**	**$ 36,803**	**$ 83,727**	**$ 120,530**
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 14	$ 14	$ 0	$ 49	$ 49
UNDISBURSED COMMITMENTS (Note E)	–	18,310	18,310	–	22,409	22,409
TOTAL LIABILITIES	–	18,324	18,324	–	22,458	22,458
NET ASSETS (JSF-2) (Note F), represented by:						
Uncommitted balances						
Unrestricted	–	62,373	62,373	–	61,269	61,269
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	62,373	90,572	28,199	61,269	89,468
Net accumulated investment income						
Temporarily restricted	8,644	–	8,644	8,604	–	8,604
	36,843	62,373	99,216	36,803	61,269	98,072
TOTAL	**$ 36,843**	**$ 80,697**	**$ 117,540**	**$ 36,803**	**$ 83,727**	**$ 120,530**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)			2012 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS (Note C)	$ –	$ 89	$ 89	$ –	$ 80	$ 80
NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS	0	–	0	0	–	0
Total	0	89	89	0	80	80
EXPENSES						
Technical assistance—net (Note E)	–	(1,132)	(1,132)	–	(1,637)	(1,637)
Administrative and financial expenses	0	122	122	0	122	122
Total	0	(1,010)	(1,010)	0	(1,515)	(1,515)
REVENUE IN EXCESS OF EXPENSES	–	1,099	1,099	–	1,595	1,595
EXCHANGE GAINS (LOSSES)—net	–	5	5	–	(6)	(6)
INCREASE IN UNRESTRICTED NET ASSETS	–	1,104	1,104	–	1,589	1,589
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	40	–	40	51	–	51
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	(0)	–	(0)	(0)	–	(0)
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	40	–	40	51	–	51
INCREASE IN NET ASSETS	40	1,104	1,144	51	1,589	1,640
NET ASSETS AT BEGINNING OF PERIOD	36,803	61,269	98,072	36,710	57,423	94,133
NET ASSETS AT END OF PERIOD	**$ 36,843**	**$ 62,373**	**$ 99,216**	**$ 36,761**	**$ 59,012**	**$ 95,773**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)			2012 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest on investments received	$ 41	$ 86	$ 127	$ 42	$ 93	$ 135
Technical assistance disbursed	–	(2,237)	(2,237)	(1)	(6,842)	(6,843)
Administrative and financial expenses paid	(0)	(137)	(137)	(0)	(124)	(124)
Net Cash Provided by (Used in) Operating Activities	41	(2,288)	(2,247)	41	(6,873)	(6,832)
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments	894,920	1,587,855	2,482,775	906,566	1,896,537	2,803,103
Purchases of investments	(894,961)	(1,583,720)	(2,478,681)	(906,601)	(1,886,308)	(2,792,909)
Net Cash (Used in) Provided by Investing Activities	(41)	4,135	4,094	(35)	10,229	10,194
Net (Decrease) Increase in Due from Banks	(0)	1,847	1,847	6	3,356	3,362
Due from Banks at Beginning of Period	185	384	569	172	216	388
Due from Banks at End of Period	$ 185	$ 2,231	$ 2,416	$ 178	$ 3,572	$ 3,750

0 = Less than $500.

The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2013 and 2012
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2012 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2013 and 2012 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in United States dollars. The United States dollar is the functional and reporting currency of Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

JSF reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS.

Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of a principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

continued

Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

There are no Accounting Standards Updates issued during the six months ended 30 June 2013 that are applicable to JSF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by JSF are reported at fair value. Realized and unrealized gains and losses are included in revenue.

Interest income on investment securities and time deposits is recognized as realized and reported, net of amortizations of premiums and discounts, as REVENUE FROM INVESMENTS.

The annualized rates of return on the average investments held under Asian Currency Crisis Support Facility (ACCSF) and JSF during the six months ended 30 June 2013, based on the portfolio held at the beginning and end of each month, were 0.22% and 0.22%, respectively (0.25% and 0.20%, respectively – 2012).

Fair Value Disclosure

The fair value of investments as of 30 June 2013 and 31 December 2012 was as follows:

		Fair Value Measurements		
	30 June 2013	**Level 1**	**Level 2**	**Level 3**
Assets				
Investments				
Time deposits	$ 114,447,000	$ –	$ 114,447,000	$ –

		Fair Value Measurements		
	31 December 2012	**Level 1**	**Level 2**	**Level 3**
Assets				
Investments				
Government or government-guaranteed obligations	$ 22,994,000	$ 22,994,000	$ –	$ –
Time deposits	95,541,000	–	95,541,000	–
Total assets at fair value	**$ 118,535,000**	**$ 22,994,000**	**$ 95,541,000**	**$ –**

If available, investment securities are fair valued based on active market quotes. These include government/government-backed obligations. Time deposits are reported at cost, which approximates fair value.

ADB maintains documented process and internal controls to value the investment securities. The data management unit in treasury department is responsible for providing the valuation in accordance with the business process.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

Included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following interfund accounts:

		30 June 2013	31 December 2012
Amounts Receivable by:			
JSF from:	Agency Trust Funds—net	$ 11,000	$ –
Amounts Payable by:			
JSF to:	Ordinary capital resources	$ 3,000	$ 25,000
	Technical Assistance Special Fund	2,000	–
	Regional Cooperation Integration Fund	–	7,000
	Total	$ 5,000	$ 32,000

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. No new TA was approved or made effective during the six months ended 30 June 2013 and 2012. During the six months ended 30 June 2013, $1,132,000 undisbursed amounts were written back ($1,637,000 – 2012). None of these amounts corresponded to ACCSF.

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 June 2013, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $28,199,000 ($28,199,000 – 31 December 2012) and the amount of net accumulated investment income of $8,644,000 ($8,604,000 – 31 December 2012) for settlement of all administrative expenses.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2013 through 16 August 2013, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's Condensed Financial Statements as of 30 June 2013.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2013 and 31 December 2012
Expressed in Thousands of United States Dollars

	30 June (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 3,423		$ 3,390
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Note C)		5,850		6,514
PROPERTY, FURNITURE, AND EQUIPMENT		177		77
DUE FROM CONTRIBUTORS (Note F)		6,779		7,818
LONG-TERM GUARANTEE DEPOSITS (Note D)		1,614		1,862
OTHER ASSETS		251		712
TOTAL		**$ 18,094**		**$ 20,373**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefits	$ 7,786		$ 7,405	
Asset reinstatement obligations (Note E)	1,091		1,258	
Others (Note H)	988	$ 9,865	1,373	$ 10,036
UNCOMMITTED BALANCES (ADBI-2), represented by:				
Unrestricted net assets		8,229		10,337
TOTAL		**$ 18,094**		**$ 20,373**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 6,779	$ 2,081
REVENUE		
From rental (Note G)	205	239
From investments (Note C)	2	2
From other sources—net	9	23
Total	6,995	2,345
EXPENSES		
Administrative expenses	5,433	5,769
Program expenses	1,898	2,570
Total	7,331	8,339
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(336)	(5,994)
EXCHANGE LOSSES—net	(600)	(136)
TRANSLATION ADJUSTMENTS	(1,172)	(422)
DECREASE IN UNRESTRICTED NET ASSETS	(2,108)	(6,552)
NET ASSETS AT BEGINNING OF PERIOD	10,337	9,836
NET ASSETS AT END OF PERIOD	**$ 8,229**	**$ 3,284**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 7,570	$ 10,866
Interest on investments received	1	2
Expenses paid	(6,761)	(7,847)
Others—net	(387)	127
Net Cash Provided by Operating Activities	423	3,148
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipts from securities purchased under resale arrangements	1,075,879	1,189,673
Payments for securities purchased under resale arrangements	(1,076,678)	(1,190,742)
Acquisition of equipment	(143)	–
Net Cash Used in Investing Activities	(942)	(1,069)
Effect of Exchange Rate Changes on Due from Banks	552	110
Net Increase in Due from Banks	33	2,189
Due from Banks at Beginning of Period	3,390	1,473
Due from Banks at End of Period	$ 3,423	$ 3,662

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2013 and 2012
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2012 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2013 and 2012 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is Japanese yen. To date, contributions from Japan, Australia and Korea have been received. The reporting currency is the United States dollar and the financial statements are expressed in United States dollars.

Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of a principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

continued

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities,"* to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Subsequently, FASB issued ASU 2013-01 in January 2013 to clarify the scope of ASU 2011-11. The guidance is effective from quarter ended 31 March 2013 for the Institute. These ASUs did not have an impact on the Institute's financial statements.

In April 2013, the FASB issued ASU 2013-06, "Not-for-Profit Entities (Topic 958)," to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. The Institute is currently assessing the impact of this update on its financial statements.

NOTE C—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The Institute accounts for transfer of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

Interest income on investment securities is recognized as realized and reported net of amortizations of premiums and discounts in revenue from investments.

The annualized rate of return on the average receivable for securities purchased under resale arrangements held during the six months ended 30 June 2013, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.05% (0.05% – 2012).

Fair Value Disclosure

The fair value of the following financial assets of the Institute as of 30 June 2013 and 31 December 2012 was as follows:

		Fair Value Measurements		
	30 June 2013	Level 1	Level 2	Level 3
Assets				
Securities purchased under resale arrangement	$ 5,850,000	$ –	$ 5,850,000	$ –

		Fair Value Measurements		
	31 December 2012	Level 1	Level 2	(Level 3)
Assets				
Securities purchased under resale arrangement	$ 6,514,000	$ –	$ 6,514,000	$ –

If available, investment securities are fair value based on active market quotes. For investments, where active market quotes are not available, valuation is based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities.

continued

The Institute maintains documented process and internal controls to value the investment securities. The data management unit in treasury department is responsible for providing the valuation in accordance with the business process.

NOTE D—LONG-TERM GUARANTEE DEPOSITS

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2011.

NOTE E—ASSET REINSTATEMENT OBLIGATIONS

The Institute has recorded the estimated asset reinstatement obligations related to leased office space.

NOTE F—CONTRIBUTIONS

In January 2012, the Republic of Korea committed its 1st contribution to the Institute through the Republic of Korea e-Asia & Knowledge Partnership Fund amounting to $1,500,000.

In June 2012, the Government of Australia committed its 3rd contribution to the Institute amounting A$580,000 ($581,000 equivalent).

In August 2012, the Government of Japan committed its 19th contribution to the Institute amounting to ¥672,070,000 ($8,590,000 equivalent).

In December 2012, the Government of Japan committed its 20th contribution to the Institute amounting to ¥672,070,000 ($7,818,000 equivalent).

In June 2013, the Government of Japan committed its 21st contribution to the Institute amounting to ¥672,070,000 ($6,779,000 equivalent), which was transferred to the Fund on 5 July 2013. At 30 June 2013, the amount committed was reported in Statement of Financial Position as DUE FROM CONTRIBUTORS.

NOTE G—REVENUE FROM RENTAL

Revenue from rental consists of sublease rental income totaling $205,000 ($239,000 – 2012) received according to a space sharing agreement with the Japan Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and were negotiated at arm's length.

NOTE H—DUE TO ORDINARY CAPITAL RESOURCES

Accounts payable and other liabilities include amounts net payable to ordinary capital resources of $237,000 and $138,000 at 30 June 2013 and 31 December 2012, respectively. The payable resulted from transactions in the normal course of business.

NOTE I—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 June 2013 through 16 August 2013, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Institute's Condensed Financial Statements as of 30 June 2013.

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2013 and 31 December 2012
Expressed in Thousands of United States Dollars

	30 June (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,934	$ 699
INVESTMENTS (Note C)	16,369	17,728
ACCRUED REVENUE	3	4
ADVANCES FOR GRANTS	85	85
TOTAL	**$ 18,391**	**$ 18,516**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 15
UNDISBURSED COMMITMENTS (Note E)	85	14,074
TOTAL LIABILITIES	85	14,089
UNCOMMITTED BALANCES (PEF-2), represented by:		
Unrestricted net assets	18,306	4,427
TOTAL	**$ 18,391**	**$ 18,516**

The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 148	$ 89
From other sources	5	56
Total	153	145
EXPENSES		
Grants (Note E)	(13,845)	–
Administrative and financial expenses (Note D)	3	114
Total	(13,842)	114
REVENUE IN EXCESS OF EXPENSES	13,995	31
EXCHANGE LOSSES—net	(116)	(257)
INCREASE (DECREASE) IN NET ASSETS	13,879	(226)
NET ASSETS AT BEGINNING OF PERIOD	4,427	4,553
NET ASSETS AT END OF PERIOD	**$ 18,306**	**$ 4,327**

The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 149	$ 93
Net cash received from other sources	6	56
Grants and technical assistance disbursed	(144)	(2,850)
Administrative and financial expenses paid	(18)	(172)
Net Cash Used in Operating Activities	(7)	(2,873)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	424,880	279,921
Purchases of investments	(423,626)	(269,368)
Net Cash Provided by Investing Activities	1,254	10,553
Effect of Exchange Rate Changes on Due from Banks	(12)	(170)
Net Increase in Due from Banks	1,235	7,510
Due from Banks at Beginning of Period	699	575
Due from Banks at End of Period	$ 1,934	$ 8,085

The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2013 and 2012
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2012 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2013 and 2012 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Pakistan Earthquake Fund (PEF) was terminated on 30 June 2011, but actions necessary to wind up its activities will continue after its termination.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of a principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

There are no Accounting Standards Updates issued during the six months ended 30 June 2013 that are applicable to PEF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by PEF are reported at fair value. Realized and unrealized gains and losses are included in revenue.

Interest income on time deposits is recognized as realized and reported in revenue from investments.

All investments held as of 30 June 2013 and 31 December 2012 were in time deposits.

The annualized rate of return on the average investments held during the six months ended 30 June 2013, based on the portfolio held at the beginning and end of each month, was 1.78% (1.61% – 2012).

Fair Value Disclosure

The fair value of investments as of 30 June 2013 and 31 December 2012 was as follows:

		Fair Value Measurements		
	30 June 2013	**Level 1**	**Level 2**	**Level 3**
Assets				
Investments				
Time deposits	$ 16,369,000	$ –	$ 16,369,000	$ –

		Fair Value Measurements		
	31 December 2012	**Level 1**	**Level 2**	**Level 3**
Assets				
Investments				
Time deposits	$ 17,728,000	$ –	$ 17,728,000	$ –

Time deposits are reported at cost, which approximates fair value.

ADB maintains documented process and internal controls to value the investment securities. The data management unit in treasury department is responsible for providing the valuation in accordance with the business process.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to PEF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the PEF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 30 June 2013, there was no payable to OCR ($8,000 – 31 December 2012).

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the six months ended 30 June 2013, no TA or grants became effective (nil – 2012) and undisbursed amount net of advances was partially cancelled (nil – 2012).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs/grants which have not been disbursed.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2013 through 16 August 2013, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the PEF's Condensed Financial Statements as of 30 June 2013.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2013 and 31 December 2012
Expressed in Thousands of United States Dollars

	30 June (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,731	$ 251
INVESTMENTS (Note C)	18,633	17,619
ACCRUED REVENUE	0	1
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	1,231	1,798
TOTAL	**$ 21,595**	**$ 19,669**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 30	$ 61
UNDISBURSED COMMITMENTS (Note E)	14,741	17,957
TOTAL LIABILITIES	14,771	18,018
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Unrestricted net assets	6,824	1,651
TOTAL	**$ 21,595**	**$ 19,669**

0 = Less than $500.

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 6,000	$ –
REVENUE		
From investments (Note C)	13	19
From other sources	1	0
Total	6,014	19
EXPENSES		
Technical assistance (Note E)	640	1,339
Administrative and financial expenses (Note D)	194	240
Total	834	1,579
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	5,180	(1,560)
EXCHANGE LOSSES—net	(7)	(3)
INCREASE (DECREASE) IN NET ASSETS	5,173	(1,563)
NET ASSETS AT BEGINNING OF PERIOD	1,651	4,143
NET ASSETS AT END OF PERIOD	**$ 6,824**	**$ 2,580**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 6,000	$ –
Interest on investments received	14	21
Cash received from other sources	1	0
Technical assistance disbursed	(3,313)	(4,732)
Administrative and financial expenses paid	(208)	(273)
Net Cash Provided by (Used in) Operating Activities	2,494	(4,984)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	384,881	572,032
Purchases of Investments	(385,895)	(565,553)
Net Cash (Used in) Provided by Investing Activities	(1,014)	6,479
Net Increase in Due From Banks	1,480	1,495
Due from Banks at Beginning of Period	251	179
Due from Banks at End of Period	$ 1,731	$ 1,674

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2013 and 2012
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2012 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2013 and 2012 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in United States dollars. The United States dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of a principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

There are no Accounting Standards Updates issued during the six months ended 30 June 2013 that are applicable to RCIF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by RCIF are reported at fair value. Realized and unrealized gains and losses are included in revenue.

Interest income on time deposits is recognized as realized and reported in revenue from investments.

All investments held as of 30 June 2013 and 31 December 2012 were in time deposits.

The annualized rate of return on the average investments held during the six months ended 30 June 2013, based on the portfolio held at the beginning and end of each month, was 0.17% (0.18% – 2012).

Fair Value Disclosure

The fair value of investments as of 30 June 2013 and 31 December 2012 was as follows:

		Fair Value Measurements		
	30 June 2013	**Level 1**	**Level 2**	**Level 3**
Assets				
Investments				
Time deposits	$ 18,633,000	$ –	$ 18,633,000	$ –

		Fair Value Measurements		
	31 December 2012	**Level 1**	**Level 2**	**Level 3**
Assets				
Investments				
Time deposits	$ 17,619,000	$ –	$ 17,619,000	$ –

Time deposits are reported at cost, which approximates fair value.

ADB maintains documented process and internal controls to value the investment securities. The data management unit in treasury department is responsible for providing the valuation in accordance with the business process.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in ADVANCES FOR GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

	30 June 2013	31 December 2012
Receivable from:		
Technical Assistance Special Fund	$ 29,000	$ 53,000
Japan Special Fund	–	7,000
Climate Change Fund	1,000	2,000
Agency Trust Funds—net	5,000	–
Total	$ 35,000	$ 62,000
Payable to:		
Ordinary capital resources	$ 28,000	$ 53,000

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the six months ended 30 June 2013, two TA projects totaling $800,000 became effective (one TA project amounting $1,500,000 – 2012), and $160,000 undisbursed amounts were written back ($161,000 – 2012).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2013, the Board of Governors approved the transfer of $6,000,000 to the RCIF as part of OCR's 2012 net income allocation.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2013 through 16 August 2013, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's Condensed Financial Statements as of 30 June 2013.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2013 and 31 December 2012
Expressed in Thousands of United States Dollars

	30 June (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,686	$ 276
INVESTMENTS (Note C)	38,714	32,685
ACCRUED REVENUE	0	2
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	973	1,496
TOTAL	**$ 41,373**	**$ 34,459**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 52	$ 69
UNDISBURSED COMMITMENTS (Note E)	24,592	26,506
TOTAL LIABILITIES	24,644	26,575
UNCOMMITTED BALANCES (CCF-2), represented by:		
Unrestricted net assets	16,729	7,884
TOTAL	**$ 41,373**	**$ 34,459**

0 = less than $500.

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 9,000	$ –
REVENUE FROM INVESTMENTS (Note C)	28	31
EXPENSES		
Technical assistance and grants (Note E)	(56)	3,253
Administrative and financial expenses (Note D)	235	179
Total	179	3,432
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	8,849	(3,401)
EXCHANGE LOSSES—net	(4)	(1)
INCREASE (DECREASE) IN NET ASSETS	8,845	(3,402)
NET ASSETS AT BEGINNING OF PERIOD	7,884	14,242
NET ASSETS AT END OF PERIOD	**$ 16,729**	**$ 10,840**

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 9,000	$ –
Interest on investments received	29	33
Technical assistance and grants disbursed	(1,483)	(1,999)
Administrative and financial expenses paid	(107)	(201)
Net Cash Provided by (Used in) Operating Activities	7,439	(2,167)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	803,889	915,662
Purchases of investments	(809,918)	(911,795)
Net Cash (Used in) Provided by Investing Activities	(6,029)	3,867
Net Increase in Due From Banks	1,410	1,700
Due from Banks at Beginning of Period	276	164
Due from Banks at End of Period	$ 1,686	$ 1,864

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2013 and 2012
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2012 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2013 and 2012 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in United States dollars. The United States dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of a principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

continued

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

There are no Accounting Standards Updates issued during the six months ended 30 June 2013 that are applicable to CCF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by CCF are reported at fair value. Realized and unrealized gains and losses are included in revenue.

Interest income on time deposits is recognized as realized and reported in revenue from investments.

All investments held as of 30 June 2013 and 31 December 2012 were in time deposits.

The annualized rate of return on the average investments held during the six months ended 30 June 2013, based on the portfolio held at the beginning and end of each month, was 0.18% (0.18% – 2012).

Fair Value Disclosure

The fair value of investments as of 30 June 2013 and 31 December 2012 was as follows:

		Fair Value Measurements		
	30 June 2013	Level 1	Level 2	Level 3
Assets				
Investments				
Time deposits	$ 38,714,000	$ –	$ 38,714,000	$ –

		Fair Value Measurements		
	31 December 2012	Level 1	Level 2	Level 3
Assets				
Investments				
Time deposits	$ 32,685,000	$ –	$ 32,685,000	$ –

Time deposits are reported at cost, which approximates fair value.

ADB maintains documented process and internal controls to value the investment securities. The data management unit in treasury department is responsible for providing the valuation in accordance with the business process.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

continued

Included in ADVANCES FOR GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

	30 June 2013		31 December 2012	
Payable to:				
Ordinary capital resources	$	51,000	$	27,000
Technical Assistance Special Fund		–		33,000
Regional Cooperation and Integration Fund		1,000		2,000
Total	$	52,000	$	62,000

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the six months ended 30 June 2013, one TA project amounting to $113,000 became effective (three TA projects and one grant totaling $3,350,000 – 2012), and $169,000 undisbursed amounts were written back ($97,000 – 2012).

Total undisbursed commitments are denominated in United States dollars and represent effective TA and grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2013, the Board of Governors approved the transfer of $9,000,000 to the CCF as part of OCR's 2012 net income allocation.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2013 through 16 August 2013, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's Condensed Financial Statements as of 30 June 2013.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2013 and 31 December 2012
Expressed in Thousands of United States Dollars

	30 June (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 2,902	$ 3,180
INVESTMENTS (Note C)	8,028	7,171
ADVANCES FOR GRANTS	5,068	11,101
TOTAL	**$ 15,998**	**$ 21,452**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 74
UNDISBURSED COMMITMENTS (Note E)	5,092	11,124
TOTAL LIABILITIES	5,092	11,198
UNCOMMITTED BALANCES (APDRF-2), represented by:		
Unrestricted net assets	10,906	10,254
TOTAL	**$ 15,998**	**$ 21,452**

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 7	$ 5
From other sources	1	0
Total	8	5
EXPENSES		
Grants (Note E)	(750)	2,000
Administrative and financial expenses (Note D)	106	133
Total	(644)	2,133
REVENUE IN EXCESS OF (LESS THAN) EXPENSES	652	(2,128)
EXCHANGE GAINS—net	–	135
INCREASE (DECREASE) IN NET ASSETS	652	(1,993)
NET ASSETS AT BEGINNING OF PERIOD	10,254	12,360
NET ASSETS AT END OF PERIOD	**$ 10,906**	**$ 10,367**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six Months Ended 30 June 2013 and 2012
Expressed in Thousands of United States Dollars

	2013 (Unaudited)	2012 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 7	$ 5
Cash received from other sources	1	0
Refund of advances under grants	1,350	–
Grants disbursed	(600)	(4,980)
Administrative and financial expenses paid	(179)	(147)
Net Cash Provided by (Used in) Operating Activities	579	(5,122)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	200,192	134,291
Purchases of investments	(201,049)	(126,295)
Net Cash (Used in) Provided by Investing Activities	(857)	7,996
Net (Decrease) Increase in Due From Banks	(278)	2,874
Due from Banks at Beginning of Period	3,180	4,349
Due from Banks at End of Period	$ 2,902	$ 7,223

0 = Less than $500.

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2013 and 2012
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2012 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2013 and 2012 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in United States dollars. The United States dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of a principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

continued

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

There are no Accounting Standards Updates issued during the six months ended 30 June 2013 that are applicable to APDRF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by APDRF are reported at fair value. Realized and unrealized gains and losses are included in revenue.

Interest income on time deposits is recognized as realized and reported in revenue from investments.

All investments held as of 30 June 2013 and 31 December 2012 were in time deposits.

The annualized rate of return on the average investments held during the six months ended 30 June 2013, based on the portfolio held at the beginning and end of each month, was 0.18% (0.17% – 2012).

Fair Value Disclosure

The fair value of investments as of 30 June 2013 and 31 December 2012 was as follows:

		Fair Value Measurements		
	30 June 2013	**Level 1**	**Level 2**	**Level 3**
Assets				
Investments				
Time deposits	$ 8,028,000	$ –	$ 8,028,000	$ –

		Fair Value Measurements		
	31 December 2012	**Level 1**	**Level 2**	**Level 3**
Assets				
Investments				
Time deposits	$ 7,171,000	$ –	$ 7,171,000	$ –

Time deposits are reported at cost, which approximates fair value.

ADB maintains documented process and internal controls to value the investment securities. The data management unit in treasury department is responsible for providing the valuation in accordance with the business process.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently 2% of the amount disbursed for grants and investment projects. As of 30 June 2013, there was no payable to OCR ($67,000 – 31 December 2012).

continued

NOTE E—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the six months ended 30 June 2013, two grants totaling $600,000 became effective (two grants totaling $2,000,000 – 2012), and $1,350,000 undisbursed amounts were written back (nil – 2012).

Total undisbursed commitments are denominated in United States dollars and represent effective grants which have not been disbursed.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2013 through 16 August 2013, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's Condensed Financial Statements as of 30 June 2013.

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2013
Expressed in Thousands of United States Dollars

		30 June (Unaudited)
ASSETS		
RECEIVABLE FROM ORDINARY CAPITAL RESOURCES	$	2,700
TOTAL	**$**	**2,700**
UNCOMMITTED BALANCES		
UNCOMMITTED BALANCES (FSDPSF-2), represented by:		
Unrestricted net assets	$	2,700
TOTAL	**$**	**2,700**

The accompanying notes are an integral part of these financial statements (FSDPSF-3).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Period 31 January to 30 June 2013
Expressed in Thousands of United States Dollars

	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS	
CONTRIBUTIONS (Note E)	$ 2,700
NET ASSETS AT BEGINNING OF PERIOD	–
NET ASSETS AT END OF PERIOD	**$ 2,700**

The accompanying notes are an integral part of these financial statements (FSDPSF-3).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Period 31 January to 30 June 2013
(Unaudited)

NOTE A—NATURE OF OPERATIONS

The Financial Sector Development Partnership Special Fund (FSDPSF) was approved by the Board of Directors and established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

The FSDPSF will finance a program of projects, including technical assistance operations, components of investment projects, and stand-alone grant-financed activities, focusing on the financial sector. FSDPSF's resources may consist of contributions from Asian Development Bank (ADB) and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in United States dollars. The United States dollar is the functional and reporting currency of the FSDPSF, representing the currency of the primary economic operating environment.

Accounting and Reporting Developments

There are no Accounting Standards Updates issued for 31 January to 30 June 2013 that are applicable to FSDPSF's financial statements.

NOTE C—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to FSDPSF will be settled regularly with OCR and the other funds. Grant programs may be combined activities financed by special and trust funds. ADB will charge a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for TA projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater.

continued

NOTE D—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the five months ended 30 June 2013, no new TA or grant was approved and made effective.

NOTE E—CONTRIBUTIONS

In May 2013, the Board of Governors approved the transfer of $2,700,000 to the FSDPSF as part of OCR's 2012 net income allocation.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2013 through 16 August 2013, the date these Condensed Financial Statements are available for issuance. On 12 July 2013, FSDPSF received the $2,700,000 contribution from OCR.